AvalonBay
COMMUNITIES, INC.

ANNUAL REPORT 2003



Shaping our Future

AvalonBay
COMMUNITIES, INC.

AvalonBay is focused on owning and operating apartment communities in high barrier-to-entry markets characterized by limited new supply and low housing affordability. Our strategy is to deeply penetrate these markets through a broad range of products and services with an intense focus on our customer. Continued strong execution of this strategy contributes to AvalonBay's goal of being the *Customer-Focused Market Leader* within each of our markets while providing outsized returns over the full business cycle.

We own or hold an ownership interest in 142 communities containing 41,997 apartment homes in ten states and the District of Columbia. More information about AvalonBay may be found on our website at www.avalonbay.com.

COVER PHOTO: AVALON AT NEWTON HIGHLANDS, NEWTON, MA




Shaping Our
Future

Shaping Our Future

Chairman's LETTER

TO OUR SHAREHOLDERS





2003 was a year that challenged conventional wisdom. We are accustomed to capital chasing earnings and thus returns. Not so in 2003. Yield took center stage, as investors sought safety in times of uncertainty. U.S. Treasury yields fell to historic lows, helping alternative investments that offered strong yields and relative safety—including real estate—to enjoy strong valuation growth.

For the multifamily sector, it was a year when a weak economy and poor apartment fundamentals coexisted with record capital flows and an extraordinarily robust apartment sales environment.

For AvalonBay, it was a year when, despite challenging operating fundamentals, opportunities emerged. We acted quickly to benefit from these events and, through strong execution, created significant value.

2003 was also our 10th year as a publicly traded company. We celebrated 10 years of value creation for investors, while continuing to shape our future for the next 10 years of growth.

In the balance of this letter, I will discuss our **2003 Results**, reflect on our **10-Year Anniversary**, and highlight for you how we are *Shaping Our Future* as we look to 2004 and beyond.



Total Shareholder Return (1)
32%
24%
16%
8%
0%
16.6%
14.2%
12.2%
30.2%
26.9%
28.7%
1995-2003
1 YEAR
AVB
MULTIFAMILY SECTOR
S&P 500
SOURCE: BLOOMBERG

2003 YEAR IN REVIEW

Our early read on what 2003 would look like was fairly accurate. We expected a weak operating environment and that's what we got. Revenue from comparable communities was down approximately 4% and Net Operating Income (NOI) from these communities was down approximately 8%. Lost jobs and strong home sales hurt apartment demand. There was no pricing power in most of our markets, as evidenced by increased use of rental concessions to maintain occupancy. The weak market fundamentals led to a year-over-year decline in Funds from Operations (FFO) per share, resulting in 2003 FFO of $3.27 per share. This performance was in line with our initial financial outlook released in December 2002.

Our foresight and preparedness allowed us to remain agile, optimizing short-term results while positioning for the upturn. We sold into a strong demand for apartment assets, reallocated capital from development toward the redemption of higher cost debt and equity securities, and executed well-timed common stock transactions.

Asset sales in 2003 were our highest ever, almost 2½ times our average annual sales over the past 5 years, as we expanded our original disposition plans in response to market opportunities. We benefited greatly from our ability to sell assets largely unencumbered with debt or tax protection. Sales were completed at extraordinarily low Initial Year Market Cap Rates averaging 6.3%. The Economic Gain over original cost was 41% and represented an Unleveraged Internal Rate of Return (IRR) of 15%. Asset sales allow us to harvest value created during the past business cycle from our development, redevelopment and acquisition efforts while achieving certain portfolio/capital reallocation objectives.

We helped offset dilution from these asset sales by redeeming high-cost debt and preferred stock totaling $230 million. We also repurchased common stock at $36 per share and later issued stock at $46 per share. This was our first equity offering in 5 years, enhancing our overall financial flexibility.

The reallocation of capital from development to securities redemptions resulted in fewer apartment completions in 2003 than in recent years. Late 2003 starts were timed to minimize lease-up risk in 2004, which we believe will be a year of transition, and position us for more robust growth in 2005. This tactical development pause did not mean we were not busy. We continued to build our pipeline, which now totals $2.1 billion of future development opportunities. This is a key element of positioning during the short-term to maximize long-term value creation.

Toward year-end, the economic outlook brightened, with strong GDP growth, increasing corporate profits and modest job growth. These improvements are a positive sign and point to a stronger economy and more stable apartment fundamentals in the future. Sensing an upturn, investor capital flowed into all forms of real estate, driving cap rates to lows not seen in recent times. We posted a total shareholder return of 30%, exceeding both the S&P 500 and the weighted average return from the apartment sector. This return was comprised of a dividend of 8% (fully covered by recurring cash flow) and share price appreciation of 22%.


FFO per
Share Growth
1995-2003 (2)
AVB
MULTIFAMILY SECTOR
SOURCE: SEC FILINGS
6%
4%
2%
0%
5.8%
1.7%

On balance, while it was a year that challenged conventional wisdom, we remained focused and alert and were able to seize new opportunities. We benefited from the operational and financial flexibility we have long championed. We harvested value created over the past business cycle through well-executed asset sales. We also reduced leverage and improved our fixed charge ratios while preserving valuable development rights—leaving us well positioned for future growth.

10-YEAR ANNIVERSARY

Ten years ago marked the dawn of the modern REIT era, with a number of REIT IPO's making public ownership of real estate a viable investment option. As we mark our own 10-Year Anniversary as a public company, which we celebrated by ringing the closing bell at the New York Stock Exchange earlier this year, we look back on a decade of tremendous growth and progress for our company and value creation for our shareholders.

From the initial offering of stock by Avalon Properties in 1993 and then Bay Apartments in 1994, through the subsequent merger of these two companies in 1998, to today, the equity value of the company has grown to $3.5 billion. Along the way, much has been achieved:

- Transition from private to public ownership, instituting key corporate governance principles and building the infrastructure needed to operate in the public markets;
- Development of a diverse portfolio of quality multifamily communities in premier "supply-constrained" markets;
- Completion of a merger between two great companies, both leaders in their respective markets, to form AvalonBay, while preserving the best practices of both;
- Preparation for and effective implementation of succession plans;
- Value creation through long-term outsized financial performance.


AvalonBay
AvalonBay
AVB
LISTED
NYSE
From left: Tom Sargeant, CFO; Sam Fuller, EVP-Development; Noreen Culhane (NYSE); Bryce Blair, CEO; Charlene Rothkopf, EVP-HR; Tim Naughton, COO; Leo Horey, EVP-Operations.

Since 1994, our FFO per share has grown at a compound annual rate that has exceeded the sector average by more than 400 basis points. During the same time period, estimated Net Asset Value (NAV) per share increased at a compound annual growth rate of 8.1% per year—while our compound annual Total Shareholder Return was 16.6% per year. These performance measures have exceeded both our peer group and the broader equity markets over the past decade.



SHAPING OUR FUTURE

While we are proud of our 10-year track record, we are keenly focused on *Shaping our Future.* As we strive to repeat this sector-leading performance over the next 10 years, we recognize it will require refinements to our strategy to meet changing economic, industry, market and customer demands.

Our strategy is to deeply penetrate our chosen markets through a broad range of products and services with an intense focus on our customer.

What we do is hard. We have chosen to develop, invest and operate in supply-constrained markets—a difficult business model. In a "me too" world filled with competitive convergence, executing a strategy that is hard to replicate preserves and creates value. Our business model requires deep local knowledge and relationships. Being established in many of our markets for over 20 years gives us a meaningful advantage. As the environment becomes increasingly competitive, it is important we remain a leader in our markets. Accordingly, we will execute our **geographic, product** and **customer** strategies in innovative ways.

Geographic Strategy. We operate in high barrier-to-entry markets. We are convinced we got this right early and remain committed to markets that have significant constraints to new supply. Over the last 10 years, the level of new apartment construction in AvalonBay's markets has been 60% of the national average. Due in large part to these supply constraints, average rental revenue growth in AvalonBay's markets during this same 10-year time period was 4.3% as compared to 3.7% for the U.S., a 16% difference. Our commitment to high-barrier markets remains unchanged, not because they outperformed in the past, but because they are expected to continue to outperform.

Product Strategy. Within these supply-constrained markets, there is demand for a variety of product types aimed at differing customer segments. Our portfolio is comprised of garden, townhome and mid- and high-rise communities in both suburban and urban locations serving both the A and B product segments. No single product type or segment always outperforms. Each performs differently at different points in the economic cycle in response to changing fundamentals. Our portfolio composition has evolved and will continue to evolve over time in an effort to meet changing customer needs.

Customer Strategy. Our focus on the customer—both current and future—helps ensure we deliver products and services that meet their needs. We will continue to survey and hold focus groups to assess the satisfaction of our current residents. The future customer is more challenging to gauge, but it is clear this customer will be more diverse in age, income and ethnicity. Analysis of demographics, projected income growth and changing customer preferences helps us understand how the customer of the future overlays within our existing footprint and better prepares us for coming change. We will use these results to align our products and services with the profile and preferences of our future customers.

In *Shaping Our Future,* we remain committed to our supply-constrained markets, but within these markets, we will continue to broaden our product offerings and the range of customers that we serve.

Armed with these strategies, what should you expect from us going forward?

We will continue to refine and enhance the way in which we allocate capital. We seek to allocate capital in ways that recognize the changes within our markets and customer base. Portfolio allocation decisions are guided by strategy, yet timing of execution is driven by current market opportunities. Our capital allocation choices are driven by answers to a series of questions:

- Is this a time to be adding to or contracting our portfolio?
- In selling or buying, which markets and which asset class?
- Time to develop? Where? What product type? What customer segment?

Current market conditions factor into capital allocation decisions, but this is only one factor. We look forward using market and customer research, seeking to remain within the demographic and economic path of growth that served us so well in the past. The needs of our key demographic constituents, both present and future, will be met with a diverse array of product alternatives: diverse across submarkets—both urban and suburban; diverse across product types—from garden to high-rise communities; and diverse across customer segments/price points.



Estimated NAV
per Share Growth
1995-2003 (3)
10%
8%
6%
4%
2%
0%
8.1%
3.3%
AVB
MULTIFAMILY SECTOR
SOURCE: GREEN STREET ADVISORS, INC.

We will leverage integrated development, investment and property management skills to achieve outsized risk-adjusted returns. We bring many unique skills to a $2 billion development pipeline in markets that are difficult to penetrate and locations that are difficult to replicate. Our future development pipeline is located in markets where new entitlements are not easily attained. We have the local market knowledge and integrated development and property management skills to complete these developments at attractive yields. Our in-house investment expertise and market research supplement our development and operations, providing multiple growth opportunities.





We will optimize performance while maintaining financial flexibility. We have always maintained one of the strongest balance sheets in our sector. This financial strength allows us to take advantage of capital and market opportunities such as we saw in 2003. Through an active dispositions program, we are able to harvest value while internally funding a significant component of our new investment activity. Through a staggered debt maturity schedule and modest use of floating rate debt, we are able to match long-term assets with long-term capital and minimize volatility from sudden interest rate movements. Preserving financial flexibility is an important component of achieving long-range success, and we have been and will continue to be careful not to jeopardize it for short-lived earnings gains.

By carefully examining and adjusting our strategic direction to anticipated market and customer changes, and by executing according to a proven and successful business model, we are well positioned to shape our future over the next decade.

IN CONCLUSION

I am pleased with our performance in 2003. Difficult market fundamentals led to earnings declines, yet smart execution and strong capital flows led to attractive shareholder returns. 2004 looks to be a transition year. An improving job market should lead to improving apartment fundamentals during the latter half of the year and position AvalonBay and the sector for stronger growth in 2005.

As we enter 2004 and our second decade as a public company, we look back with pride and forward with optimism. Over the past 10 years, we have demonstrated our ability to adjust to economic and market changes and to deliver attractive returns to our shareholders. We celebrate our record of accomplishment and congratulate the talented group of associates who made it happen.

We also believe the best is yet to come and take responsibility for *Shaping Our Future* every day. Our future will be determined by the quality of our response to the challenges and opportunities that lie ahead. I am proud of our past achievements and optimistic about our future success.

As always, I would like to thank our shareholders for their support, our associates for all they do, and our customers for choosing an AvalonBay community as their home.

Sincerely,

Bryce Blair

Shaping Our Future

By Deeply Penetrating Our Chosen Markets

New Supply as a Percentage of Inventory



2%
1.5%
1%
0.5%
0%
0.9%
1.5%
1993-2003

Rental Revenue Growth[4]



5%
4%
3%
2%
1%
0%
4.3%
3.7%
1993-2003

☐ AVB MARKET AVERAGE
U.S. METRO AVERAGE
SOURCE: REIS, AVB

We have a long-established presence in our markets, providing a significant advantage over competitors seeking market entry. These high barrier-to-entry markets are characterized by supply constraints due to a lack of zoned land and difficult and lengthy entitlement processes. Over the last ten years, the rate of new product in our markets compared to existing stock has been 60% of the national average.

Our markets are also characterized by high single-family home prices that have increased at double-digit rates over the past several years. Lower housing affordability results in a higher propensity to rent. Our markets require less job growth to generate equivalent demand when compared to other markets. More favorable long-term demand/supply fundamentals and lower housing affordability have contributed to our relative outperformance over the past decade. Proof is in the results. Our markets generated revenue growth that was 16% higher than provided by other U.S. markets between 1993 and 2003. We will continue to capitalize on these favorable market attributes through in-house expertise in development, redevelopment, acquisitions, dispositions and property operations to provide outsized returns to investors.

Avalon Darien, a community we recently completed in Darien, Connecticut, is a case study in how we will continue *Shaping Our Future* through hard to replicate, ground-up development in our high barrier-to-entry markets. Darien is an affluent submarket in Fairfield County benefited by the larger metro New York market. With a per capita income of $85,000, a median home price of $735,000 and little new supply, rental apartments in this market will provide excellent long-term returns. AvalonBay began pursuing the entitlements to this site in 1991, and after more than ten years, construction began in late 2002, demonstrating the embedded value we create through our in-house expertise and market knowledge.

at right:
Avalon Darien
Darien, CT



"What we do is hard. We have chosen to develop, invest and operate in supply-constrained markets – a difficult business model. In a 'me too' world filled with competitive convergence, executing a strategy that is hard to replicate preserves and creates value."

Bryce Blair, *Chairman, CEO & President*

Shaping Our Future

Through an Intense Focus on the Customer



Apartment Renter Growth by Age
30%
25%
20%
15%
10%
5%
0%
22.1%
-0.1%
19.9%
-11.9%
24.9%
16.1%
1990-2000
2000-2010
SOURCE: NMHC, CENSUS
<30 YEARS
30-44 YEARS
45+ YEARS

Knowing our current and future customers, understanding their changing desires and ensuring our portfolio meets their needs is essential to *Shaping Our Future.* We study economic and demographic trend data and conduct resident surveys and focus groups. Through analysis and frequent interaction with residents, we gain a better understanding of our customers—what they want, what they value and what they may look like in the future.

We know a lot about our "average customer." He or she is, *on average,* 37 years old and, *on average,* earns an annual household income of $75,000. But averages do not speak to how diverse our customer is and how that diversity will grow over time. Our customers include young singles recently graduated from college and new to the work force, professional couples just starting a family, and a growing number of "empty nesters" who are downsizing—a trend we expect to increase. Despite their diversity, these consumer segments are connected by a common thread—life transitions—whether it be transitioning into a new career, into parenthood or into a new downsized lifestyle.

By understanding our customer, we are able to successfully target prospective residents through well-located communities, a variety of apartment product, and amenities and services that are matched to what our customers want and value.

Our goal is for our residents to view the time they spend living with us as "Time Well Spent."®
Achieving this will play a key role as we shape our future and strive to capture greater market share.

at right:
Avalon at Stevens Pond, Saugus, MA



"Knowing and understanding our current and prospective customers ensures we remain within the path of growth."

Leo Horey, *Executive Vice President, Property Operations*

Shaping Our Future

With a Broad Range of Products and Services

Portfolio Composition[5]


URBAN
SUBURBAN
80%
TOWNHOME
4%
MID/HIGH-RISE
42%
GARDEN
54%

Our goal is to be the *Customer-Focused Market Leader* in each of our target markets. We will accomplish this by deeply penetrating our chosen markets with a wide range of products and services that meet the needs and preferences of our multiple customer segments. Our in-house construction, development, acquisition, disposition and property operations expertise uniquely positions us to achieve this goal.

Our decentralized approach to development, with "home-grown" experts in each of our markets, allows us to combine quantitative market data with local instincts. By living in the communities in which they work, our teams often see sites before they go to market. Being "on the ground" in each market not only creates the development opportunity, but also guides the product and service decisions for a given location.

We capitalize on our extensive customer knowledge to build products tailored to each location. Every site is unique with its own demographic profile and its own building considerations. From a three-story wood-frame garden community in suburban Virginia to a 32-story high-rise in New York City, we provide a broad range of products to meet a diverse customer base that varies by submarket, product type and price point.

As we shape our portfolio, we are *Shaping Our Future.*

at right:
Avalon at Mission Bay
San Francisco, CA



"Our in-house development expertise and local market knowledge enable us to deliver products and services that meet the needs of our customer."

Tim Naughton, *Chief Operating Officer*

Shaping Our Future

Through a Solid Financial Foundation and Flexibility

Harvesting Value 1998-2003

Economic Gain



$150
$100
$50
$0
$2
$20
$34
$41
$41
$131
98
99
00
01
02
03

at right:
Avalon at Fair Lakes
Fairfax, VA

Executing our strategy successfully requires continuous, uninterrupted access to cost-effective capital. We allocate capital to real estate across market and customer segments and then seek to return capital to investors with the highest possible risk-adjusted return. Managing this capital cycle is important to our overall strategy and requires financial flexibility and a strong balance sheet.

In 2003, a "seller's market" emerged within a weak operating environment, introducing both real estate and capital market opportunities that we were quick to seize. Real estate opportunities centered on dispositions. We completed asset sales with two themes—"strategic" sales that helped re-allocate capital and "opportunistic" sales that allowed us to achieve outsized returns in a narrow window of opportunity. Selling our Minneapolis assets and exiting that market was clearly strategic. Selling assets such as Avalon at Fair Lakes, in Virginia, five years after completing development for an Economic Gain of over 100% of our investment, was opportunistic. Through such asset sales, we harvested the "paper value" created over the last business cycle, using realized gains to enhance the balance sheet. We directed proceeds from asset sales to redeem high-cost debt and equity securities. We enhanced our financial flexibility, as measured by improved fixed-charge coverage and lower debt levels, preparing the balance sheet for the next expansionary cycle.

An improved balance sheet affords us significant financial flexibility important to executing our strategy and *Shaping Our Future.* Our plans for 2004 include an increased allocation of capital to development and redemption of more high-cost debt. We will continue to harvest value through asset sales, but at a reduced pace. And we anticipate real estate market conditions will support acquisition activity later in the year. Plans are subject to change, however, and we will be nimble if changing capital and real estate market conditions require adjustments.

"The sale of Avalon at Fair Lakes demonstrates how we harvested value created over the last business cycle. Realizing gains that exceeded invested capital by $131 million in 2003 enhances financial flexibility and positions the company for the next expansionary cycle."

Tom Sargeant, *Chief Financial Officer*


FAIR BRIAR

NOTES

1. The compound annual growth rate, including reinvestment of dividends, for the period indicated. Total Shareholder Return for any given year during this period varies. Multifamily sector average is weighted based on equity market capitalization.

2. The compound annual growth in FFO per share, as adjusted to comply with the clarified definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts®, during the period indicated. FFO per share for each year within this period varies.

3. The compound annual growth rate of Estimated NAV per share as estimated by Green Street Advisors, Inc. during the period indicated. Estimated NAV per share for each year within this period varies.

4. Defined as the annual change in occupancy rate, plus the annual percentage change in market rent.

5. AvalonBay Communities, Inc.'s portfolio composition including planned disposition and development activity for 2004.

GLOSSARY

Funds from Operations (FFO)
See "Selected Financial Data" on page 19 for a definition and discussion of FFO. See "Reconciliations of Non-GAAP Financial Measures" on page 64 of this report for a reconciliation of FFO to Net Income.

Net Operating Income (NOI)
See "Results of Operations" within "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 23 and 24 and "Note 9, Segment Reporting" on pages 55 and 56 for a definition, discussion and reconciliation of NOI to Net Income.

Estimated Net Asset Value (NAV) per Share
Estimated NAV per share is the estimated market value of a Company's assets less all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units.

Unleveraged Internal Rate of Return (IRR)
Unleveraged IRR on sold communities refers to the internal rate of return calculated by the Company considering the timing and amounts of (i) total revenue during the period owned by the Company and the gross sales price net of selling costs, offset by (ii) the undepreciated cumulative capital cost of the communities and total direct operating expenses during the period owned by the Company, each as calculated in accordance with GAAP. The calculation of Unleveraged IRR does not include adjustments for general and administrative expense, interest expense, or corporate-level property management and other indirect operating expenses. Therefore, Unleveraged IRR is not a substitute for net income as a measure of our performance. Management believes the Unleveraged IRR achieved is useful because it is one indication of the gross value created by the Company's acquisition, development or redevelopment, management and sale of the community, before the impact of indirect expenses and overhead. The Unleveraged IRR should not be viewed as an indication of the gross value created with respect to other communities owned by the Company. The Company does not represent that it will achieve similar Unleveraged IRRs on future dispositions.

Initial Year Market Cap Rate
Initial Year Market Cap Rate is defined by the Company as management's estimate of projected stabilized rental revenue minus projected stabilized operating expenses of a single community for the first 12 months following the date of the buyer's valuation, less estimates for non-routine allowance of approximately $225–$300 per apartment home, divided by the gross sales price for the community. For this purpose, management's projection of stabilized operating expenses for the community includes a management fee of approximately 2.5%–3.5%. Cap rate, which may be determined in a different manner by others, is frequently used in the real estate industry when determining the appropriate purchase price or estimating the value for a property. Buyers may assign different cap rates to different communities because they may project different rates of change in (i) operating expenses, including capital expenditure estimates, and (ii) future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average cap rate is weighted based on gross sales price.

Economic Gain
Economic Gain is calculated by the Company as the gain on sale in accordance with GAAP, less accumulated depreciation through the date of sale and any other non-cash adjustments that may be required under GAAP accounting. Management generally considers Economic Gain to be an appropriate supplemental measure to gain on sale in accordance with GAAP because it helps investors to understand the relationship between the cash proceeds from a sale and the cash invested in the sold community. A reconciliation of Economic Gain to gain on sale in accordance with GAAP is included on page 64 of this report in "Reconciliations of Non-GAAP Financial Measures."

Total Capital Cost
Total Capital Cost includes all capitalized costs projected to be or actually incurred to develop, redevelop or acquire a community, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP.

Shaping Our Future

2003 Financial Review

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

(Dollars in thousands, except per share information)	FOR THE YEAR ENDED 12-31-03	12-31-02	12-31-01	12-31-00	12-31-99
Revenue:					
Rental and other income	$ 608,720	$ 587,385	$ 581,810	$ 521,402	$ 463,247
Management, development and other fees	931	2,145	1,386	1,107	1,223
Total revenue	609,651	589,530	583,196	522,509	464,470
Expenses:					
Operating expenses, excluding property taxes	177,814	160,844	144,845	130,599	124,039
Property taxes	57,555	52,269	47,295	42,238	38,902
Interest expense	134,911	119,666	101,170	81,071	72,461
Depreciation expense	151,454	134,939	119,875	112,192	101,117
General and administrative expense	13,734	13,449	14,705	13,013	9,592
Non-recurring items	—	—	—	—	16,782
Impairment loss	—	6,800	—	—	—
Total expenses	535,468	487,967	427,890	379,113	362,893
Equity in income of unconsolidated entities	25,535	55	856	2,428	2,867
Interest income	3,440	3,978	6,823	4,764	7,362
Venture partner interest in profit-sharing	(1,688)	(857)	1,158	—	—
Minority interest in consolidated partnerships	(999)	(914)	(997)	(1,086)	(1,231)
Income before gain on sale of communities	100,471	103,825	163,146	149,502	110,575
Gain on sale of communities	—	—	62,852	40,779	47,093
Income from continuing operations	100,471	103,825	225,998	190,281	157,668
Discontinued operations:					
Income from discontinued operations	10,064	20,900	22,999	20,323	14,608
Gain on sale of communities	160,990	48,893	—	—	—
Total discontinued operations	171,054	69,793	22,999	20,323	14,608
Net income	271,525	173,618	248,997	210,604	172,276
Dividends attributable to preferred stock[1]	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)
Net income available to common stockholders[1]	$ 260,781	$ 155,722	$ 208,962	$ 170,825	$ 132,497
Per Common Share and Share Information:					
Earnings per common share—basic					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.32	$ 1.24	$ 2.72	$ 2.27	$ 1.82
Discontinued operations	$ 2.48	$ 1.02	$ 0.36	$ 0.31	$ 0.23
Net income available to common stockholders[1]	$ 3.80	$ 2.26	$ 3.08	$ 2.58	$ 2.05
Weighted average common shares outstanding—basic	68,559,657	68,772,139	67,842,752	66,309,707	64,724,799
Earnings per common share—diluted					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.30	$ 1.23	$ 2.66	$ 2.22	$ 1.80
Discontinued operations	$ 2.43	$ 1.00	$ 0.36	$ 0.31	$ 0.23
Net income available to common stockholders[1]	$ 3.73	$ 2.23	$ 3.02	$ 2.53	$ 2.03
Weighted average common shares outstanding—diluted	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664
Cash dividends declared	$ 2.80	$ 2.80	$ 2.56	$ 2.24	$ 2.06

(Dollars in thousands)	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99
	FOR THE YEAR ENDED				
Other Information:					
Net income	$ 271,525	$ 173,618	$ 248,997	$ 210,604	$ 172,276
Depreciation—continuing operations	151,454	134,939	119,875	112,192	101,117
Depreciation—discontinued operations	2,342	9,538	10,204	10,418	8,642
Interest expense—continuing operations	134,911	119,666	101,170	81,071	72,461
Interest expense—discontinued operations	1,106	1,716	2,033	2,538	2,238
Interest income	(3,440)	(3,978)	(6,823)	(4,764)	(7,362)
EBITDA(2)	$ 557,898	$ 435,499	$ 475,456	$ 412,059	$ 349,372
Funds from Operations(3)	$ 229,332	$ 251,410	$ 275,755	$ 252,013	$ 196,058
Number of Current Communities(4)	131	137	126	126	122
Number of apartment homes	38,504	40,179	37,228	37,147	36,008
Balance Sheet Information:					
Real estate, before accumulated depreciation	$5,431,757	$5,369,453	$4,837,869	$4,535,969	$4,266,426
Total assets	$4,909,582	$4,950,835	$4,664,289	$4,397,255	$4,154,662
Notes payable and unsecured credit facilities	$2,337,817	$2,471,163	$2,082,769	$1,729,924	$1,593,647
Cash Flow Information:					
Net cash flows provided by operating activities	$ 239,815	$ 307,810	$ 320,528	$ 302,083	$ 251,779
Net cash flows provided by (used in) investing activities	$ 33,935	$ (435,796)	$ (274,941)	$ (258,155)	$ (236,687)
Net cash flows provided by (used in) financing activities	$ (279,465)	$ 68,008	$ (29,909)	$ 5,685	$ (16,361)

Notes to Selected Financial Data

(1) In 2003, the Securities and Exchange Commission clarified Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." The clarification of Topic D-42 was effective in the first fiscal period ending after September 15, 2003, and was to be applied retroactively. As such, we have revised our historical 2001 results of operations to reflect the initial offering costs as additional dividends attributable to preferred stock in the amount of $7,538, which reduced earnings per common share—basic and earnings per common share—diluted by $0.11 and $0.10, respectively.

(2) EBITDA is defined by us as net income before interest income and expense, income taxes, depreciation and amortization from both continuing and discontinued operations. Under this definition, which complies with the rules and regulations of the Securities and Exchange Commission, EBITDA includes gains on sale of assets and gain on sale of partnership interests. Management generally considers EBITDA to be an appropriate supplemental measure to net income of our operating performance because it helps investors to understand our ability to incur and service debt and to make capital expenditures. EBITDA should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies.

(3) We generally consider Funds from Operations, or "FFO," to be an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Other Comprehensive Income included elsewhere in this report. Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts®, ("NAREIT"), we calculate FFO as net income or loss computed in accordance with GAAP, adjusted for:

- gains or losses on sales of property;
- extraordinary gains or losses (as defined by GAAP);
- depreciation of real estate assets; and
- adjustments for unconsolidated partnerships and joint ventures.

Effective January 1, 2003, we no longer add back impairment losses when calculating FFO pursuant to NAREIT's clarified FFO definition. As a result, FFO for 2002 has been reduced from amounts previously reported to reflect $6,800 of asset impairment losses recognized in 2002. In addition, FFO for 2001 has been reduced from amounts previously reported to reflect the initial offering costs as additional dividends attributable to preferred stock as discussed in note (1) above. FFO does not represent net income in accordance with GAAP, and therefore it should not be considered an alternative to net income, which remains the primary measure, as an indication of our performance. In addition, FFO as calculated by other REITs may not be comparable to our calculation of FFO. The following is a reconciliation of net income to FFO:

	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99
	FOR THE YEAR ENDED				
Net income	$ 271,525	$ 173,618	$ 248,997	$ 210,604	$ 172,276
Dividends attributable to preferred stock	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)
Depreciation—real estate assets, including discontinued operations	150,706	141,659	126,984	119,416	107,928
Joint venture adjustments, including the gain on sale of a community	(22,428)	1,321	1,102	792	751
Minority interest expense, including discontinued operations	1,263	1,601	1,559	1,759	1,975
Gain on sale of communities	(160,990)	(48,893)	(62,852)	(40,779)	(47,093)
Funds from Operations attributable to common stockholders	$ 229,332	$ 251,410	$ 275,755	$ 252,013	$ 196,058
Weighted average common shares outstanding—diluted	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664
FFO per common share—diluted	$ 3.27	$ 3.55	$ 3.95	$ 3.70	$ 2.97

FFO also does not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. A presentation of GAAP based cash flow metrics is provided in "Cash Flow Information" in the table above.

(4) *Current Communities consist of all communities other than those which are still under construction and have not received a certificate of occupancy.*

We are a real estate investment trust, or REIT, incorporated in the state of Maryland and focused on the ownership and operation of apartment communities in high barrier-to-entry markets of the United States. As of December 31, 2003, we had 131 current operating communities, which are the primary contributors to our overall operating performance. The net operating income of these communities, which is one of the financial measures that we use to evaluate community performance, is affected by the demand and supply dynamics within our markets, which drives our rental rates and occupancy levels, and is affected by our ability to control operating costs. Our overall operating performance is also impacted by the general availability and cost of capital and the performance of our newly developed and acquired apartment communities. We create long-term shareholder value by accessing capital on cost effective terms, deploying that capital to develop, redevelop and acquire apartment communities in high barrier-to-entry markets, operating apartments and selling communities when they no longer meet our long-term investment strategy and when market conditions are favorable.

This report, including the following discussion and analysis of our financial condition and results of operations, contains forward-looking statements that predict or indicate future events and trends that do not report historical matters. Actual results or developments could differ materially from those projected in such statements as a result of the risk factors set forth on page 32 of this report. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and notes included elsewhere in this report.

Business Description and Community Information Overview

We believe that apartment communities present an attractive long-term investment opportunity compared to other real estate investments because a broad potential resident base should result in relatively stable demand over a real estate cycle. We intend to continue to pursue real estate investments in markets where constraints to new supply exist, and where new household formations are expected to out-pace multifamily permit activity over the course of the real estate cycle. Barriers-to-entry in our markets generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land is in limited supply. We evaluate the appropriate allocation of product type within our individual markets, which are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States, to ensure that our product mix will perform at a high level and achieve our portfolio objectives. Our strategy is to more deeply penetrate these markets with a broad range of products (which is currently primarily upscale apartment communities) and services, with an intense focus on our customer. A substantial majority of our current communities are upscale (commanding among the highest rents in their submarkets).We also pursue the ownership and operation of apartment communities that target a variety of customer segments and price points, consistent with our goal to offer a broad range of products and services. We believe that lower housing affordability and the limited new supply of apartment homes in our markets will result in a higher propensity to rent and larger increases in cash flows relative to other markets over an entire business cycle.

However, we believe we are toward the end of a period of the business cycle where rents have been resetting to lower levels, resulting in a decline in cash flows in 2003 as compared to prior years. A number of our markets experienced economic contraction due to job losses in 2002 and 2003, particularly in the technology, telecom and financial services sectors. This has resulted in continued weak apartment market fundamentals as reflected in declining rental rates. However, the rate of decline has been diminishing, and we expect 2004 to be a year of transition. An improving economy with modest job growth is anticipated in 2004, which should result in the stabilization of apartment market fundamentals and an improved demand and supply balance during the year. Although we do not expect this to result in revenue growth for our current operating communities in 2004, it should curtail the significant declines in revenue that those communities experienced over the last two years.

With the expected transition of apartment fundamentals, we are preparing for a transition in certain aspects of our business activity. With our in-house capabilities and expertise we believe we are well positioned to continue to pursue opportunities to develop, acquire and operate apartment homes in our target markets. However, the level of development or acquisition volume, or disposition activity, is heavily influenced by capital and real estate market conditions. During 2003, in response to capital markets conditions and strong apartment demand, we curtailed development and acquisition activity and increased our disposition activity. We sold assets that did not meet our long-term investment criteria in markets where there was strong relative demand by investors in apartment communities. This allowed us to realize a portion of the value created over the past business cycle, and provided additional liquidity. In 2004, we plan to continue our disposition activity, although at a reduced level, and expect to increase development and acquisition volume.

Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development ("Development Communities"), and Development Rights (i.e., land or land options held for development). Our current operating communities are further distinguished as Established Communities, Other Stabilized Communities, Lease-Up Communities and Redevelopment Communities. Established Communities are generally operating communities that were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, which allows the performance of these communities and the markets in which they are located to be compared and monitored between years. Other Stabilized Communities are generally all other operating communities that have stabilized occupancy and operating expenses as of the beginning of the current year, but had not achieved stabilization as of the beginning of the prior year. Lease-Up Communities consist of communities where construction is complete but stabilization has not been achieved. Redevelopment Communities consist of communities where substantial redevelopment is in progress or is planned to begin during the current year. A more detailed description of our reportable segments and other related operating information can be found in Note 9, "Segment Reporting," of our Consolidated Financial Statements.

Although each of these categories is important to our business, we generally evaluate overall operating, industry and market trends based on the operating results of Established Communities, for which a detailed discussion can be found in "Results of Operations" as part of our discussion of overall operating results. We evaluate our current and future cash needs and future operating potential based on acquisition, disposition, development, redevelopment and financing activities within Other Stabilized, Redevelopment and Development Communities, for which detailed discussions can be found in "Liquidity and Capital Resources."

As of December 31, 2003, we owned or held an ownership interest in 142 apartment communities containing 41,997 apartment homes in ten states and the District of Columbia, of which eleven communities were under construction and two communities were under reconstruction. In addition, we owned a direct or indirect ownership interest in Development Rights to develop an additional 40 communities that, if developed in the manner expected, will contain an estimated 10,070 apartment homes.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, resulting in a different presentation of our financial statements. Below is a discussion of accounting policies that we consider critical, in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain, and are critical to an understanding of our financial condition and operating results. As a REIT that owns, operates and develops apartment communities, our critical accounting policies relate to revenue recognition, cost capitalization, asset impairment evaluation and REIT status. A discussion of all of our accounting policies, including further discussion of the critical accounting policies described below, can be found in Note 1, "Organization and Significant Accounting Policies" of our Consolidated Financial Statements.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Statement of Financial Accounting Standards No. 13, "Accounting for Leases." In accordance with our standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease—generally one year. A discussion regarding the impact of cash concessions on rental revenue for Established Communities can be found in "Results of Operations."

Cost Capitalization We capitalize costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when active development commences until the asset, or a portion of the asset, is delivered and is ready for its intended use, which is generally indicated by the issuance of a certificate of occupancy. We capitalize costs during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) beginning when an apartment home is taken out-of-service for redevelopment until the apartment home redevelopment is completed and the apartment home is available for a new resident.

We capitalize pre-development costs incurred in pursuit of Development Rights for which we currently believe future development is probable. These costs include legal fees, design fees and related overhead costs. Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, deeming future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense.

We generally capitalize only non-recurring expenditures. We capitalize improvements and upgrades only if the item: (i) exceeds $15,000; (ii) extends the useful life of the asset; and (iii) is not related to making an apartment home ready for the next resident. Under this policy, virtually all capitalized costs are non-recurring, as recurring make-ready costs are expensed as incurred. Recurring make-ready costs include: (i) carpet and appliance replacements; (ii) floor coverings; (iii) interior painting; and (iv) other redecorating costs. Because we expense carpet replacements, our expense levels and volatility are greatest in the third quarter of each year following our peak summer leasing period. We capitalize purchases of personal property, such as computers and furniture, only if the item is a new addition and the item exceeds $2,500. We generally expense replacements of personal property.

In 2003, 2002 and 2001, the amounts capitalized (excluding land costs) related to acquisitions, development and redevelopment were $296,764,000, $457,851,000 and $401,359,000, respectively. For Established and Other Stabilized Communities, we recorded non-revenue generating capital expenditures of $11,064,000 or $333 per apartment home in 2003, $10,214,000 or $302 per apartment home in 2002 and $7,967,000 or $251 per apartment home in 2001. In addition, revenue generating capital expenditures, such as water sub-metering equipment and cable installations, were $529,000, $697,000 and $1,675,000, in 2003, 2002 and 2001, respectively. The average maintenance costs charged to expense per apartment home, including carpet and appliance replacements, related to these communities was $1,262 in 2003, $1,224 in 2002 and $1,196 in 2001. We anticipate that capitalized costs and expensed maintenance costs per apartment home will gradually increase as the average age of our communities increases, and expensed maintenance costs will fluctuate with turnover.

Asset Impairment Evaluation If there is an event or change in circumstance that indicates an impairment in the value of a community, our policy is to assess the impairment by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flows of the community, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell.

We account for our investments in technology companies in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If there is an event or change in circumstance that indicates a loss in the value of an investment, we record the loss and reduce the value of the investment to its fair value. Due to the nature of these investments, an impairment in value can be difficult to determine.

REIT Status We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and have not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Results of Operations

Our year-over-year operating performance is primarily affected by changes in net operating income of our current operating apartment communities due to market conditions, net operating income derived from acquisitions and development completions, the loss of net operating income related to disposed communities and capital market, disposition and financing activity. A comparison of our operating results for the years 2003, 2002 and 2001 follows:

			CHANGE				CHANGE	
(dollars in thousands)	2003	2002	$	%	2002	2001	$	%
Revenue:								
Rental and other income	$608,720	$587,385	$ 21,335	3.6%	$587,385	$581,810	$ 5,575	1.0%
Management, development and other fees	931	2,145	(1,214)	(56.6%)	2,145	1,386	759	54.8%
Total revenue	609,651	589,530	20,121	3.4%	589,530	583,196	6,334	1.1%
Expenses:								
Direct property operating expenses, excluding property taxes	146,647	130,293	16,354	12.6%	130,293	113,040	17,253	15.3%
Property taxes	57,555	52,269	5,286	10.1%	52,269	47,295	4,974	10.5%
Total community operating expenses	204,202	182,562	21,640	11.9%	182,562	160,335	22,227	13.9%
Net operating income	405,449	406,968	(1,519)	(0.4%)	406,968	422,861	(15,893)	(3.8%)
Corporate-level property management and other indirect operating expenses	31,167	30,551	616	2.0%	30,551	31,805	(1,254)	(3.9%)
Interest expense	134,911	119,666	15,245	12.7%	119,666	101,170	18,496	18.3%
Depreciation expense	151,454	134,939	16,515	12.2%	134,939	119,875	15,064	12.6%
General and administrative expense	13,734	13,449	285	2.1%	13,449	14,705	(1,256)	(8.5%)
Impairment loss	—	6,800	(6,800)	(100.0%)	6,800	—	6,800	100.0%
Total other expenses	331,266	305,405	25,861	8.5%	305,405	267,555	37,850	14.1%
Equity in income of unconsolidated entities	25,535	55	25,480	n/a	55	856	(801)	(93.6%)
Interest income	3,440	3,978	(538)	(13.5%)	3,978	6,823	(2,845)	(41.7%)
Venture partner interest in profit-sharing	(1,688)	(857)	(831)	97.0%	(857)	1,158	(2,015)	(174.0%)
Minority interest in consolidated partnerships	(999)	(914)	(85)	9.3%	(914)	(997)	83	(8.3%)
Income before gain on sale of communities	100,471	103,825	(3,354)	(3.2%)	103,825	163,146	(59,321)	(36.4%)
Gain on sale of communities	—	—	—	—	—	62,852	(62,852)	(100.0%)
Income from continuing operations	100,471	103,825	(3,354)	(3.2%)	103,825	225,998	(122,173)	(54.1%)
Discontinued operations:								
Income from discontinued operations	10,064	20,900	(10,836)	(51.8%)	20,900	22,999	(2,099)	(9.1%)
Gain on sale of communities	160,990	48,893	112,097	229.3%	48,893	—	48,893	100.0%
Total discontinued operations	171,054	69,793	101,261	145.1%	69,793	22,999	46,794	203.5%
Net income	271,525	173,618	97,907	56.4%	173,618	248,997	(75,379)	(30.3%)
Dividends attributable to preferred stock	(10,744)	(17,896)	7,152	(40.0%)	(17,896)	(40,035)	22,139	(55.3%)
Net income available to common stockholders	$260,781	$155,722	$105,059	67.5%	$155,722	$208,962	$(53,240)	(25.5%)

Net income available to common stockholders increased $105,059,000 (67.5%) to $260,781,000 for the year ended December 31, 2003. This increase is primarily attributable to gains on sales of communities, including gains reflected in equity in income of unconsolidated entities, and the absence of impairment losses in 2003, partially offset by a decline in net operating income from our Established Communities, the absence of business interruption insurance proceeds received in 2002 and increases in interest and depreciation expense. Net income available to common stockholders decreased by $53,240,000 (25.5%) to $155,722,000 in 2002 due to fewer gains on sales of communities in 2002 and impairment losses recognized in 2002, coupled with a decline in net operating income from our Established Communities and increases in interest and depreciation, partially offset by a decrease in dividends attributable to preferred stock.

Net operating income ("NOI") is defined by us as total revenue less direct property operating expenses, including property taxes, and excludes corporate-level property management and other indirect operating expenses, interest income and expense, general and administrative expense, impairment losses, equity in income of unconsolidated entities, minority interest in consolidated partnerships, venture partner interest in profit-sharing, depreciation expense, gain on sale of communities and income from discontinued operations. We believe that NOI is an important and appropriate supplemental measure to net income of the operating performance of our communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets. NOI does not represent cash generated from operating activities in accordance with GAAP. Therefore, NOI should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI necessarily indicative of cash available to fund cash needs. A calculation of NOI for the three years ending December 31, 2003, along with a reconciliation to net income, is provided in the preceding table.

The NOI decreases of $1,519,000 and $15,893,000 for the years ended December 31, 2003 and 2002, respectively, as compared to the prior years consist of changes in the following categories:

	2003 INCREASE (DECREASE)	2002 INCREASE (DECREASE)
Established Communities	$(27,719,000)	$(34,380,000)
Other Stabilized Communities	8,870,000	(871,000)
Development and Redevelopment Communities	18,450,000	18,526,000
Non-allocated	(1,120,000)	832,000
Total	$ (1,519,000)	$(15,893,000)

The NOI decreases in Established Communities were largely due to the effects of the weakened economy in many of our submarkets. The continued impact of job losses in many of our submarkets, in addition to strong single-family home sales, have aggravated a weak demand environment, causing market rental rates to decline in order to keep occupancies stable. Economic forecasts project modest job growth in our submarkets in 2004, and we therefore expect apartment market fundamentals to stabilize during the year. Although the rate of decline in the apartment market fundamentals is diminishing, which should curtail the significant declines in revenue that our Established Communities have experienced over the last two years, we expect our Established Communities revenue to decline as much as 2.0% in 2004 as compared to 2003 and operating expenses, particularly related to property taxes, to continue to increase up to 3.0% in 2004, resulting in continued year over year declines in our Established Communities NOI of up to 4.0% for 2004.

Rental and other income increased in both 2003 and 2002 due to rental income generated from communities acquired in 2002 and newly developed communities, partially offset by declines in effective rental rates and business interruption proceeds. While we expect apartment fundamentals to stabilize in 2004 with modest job growth in our markets, there is typically a three to six month lag between improvements in job growth and improvements in operating performance.

OVERALL PORTFOLIO—The weighted average number of occupied apartment homes increased to 33,842 apartment homes for 2003 as compared to 31,694 apartment homes for 2002 and 31,131 in 2001. This change is primarily the result of increased homes available from communities acquired in 2002 and newly developed communities, partially offset by communities sold in 2002 and 2003. The weighted average monthly revenue per occupied apartment home decreased to $1,496 in 2003 as compared to $1,528 in 2002 and $1,550 in 2001 primarily due to the weakened demand in certain of our submarkets.

ESTABLISHED COMMUNITIES—Rental revenue decreased $20,424,000 (4.3%) in 2003 and $28,400,000 (6.2%) in 2002. These decreases are due to declining effective rental rates, partially offset by a slight increase in economic occupancy in 2003. For 2003, the weighted average monthly revenue per occupied apartment home decreased (4.5%) to $1,437 compared to $1,505 for 2002, partially due to increased concessions granted in the latter half of 2002 and during 2003. The average economic occupancy increased from 93.6% in 2002 to 93.8% in 2003. Economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as gross potential revenue less vacancy loss, as a percentage of gross potential revenue. Gross potential revenue is determined by valuing occupied homes at leased rates and vacant homes at market rents. We expect rental income for Established Communities to decline as much as 2.0% in 2004 as compared to 2003.

Although most of our markets have experienced weak demand caused by job losses, low mortgage rates and shifting demographics, rental income from Established Communities has been impacted the most by significant declines in average rental rates in certain Northern California and Northeast submarkets. Northern California, which accounted for approximately 31.0% of Established Community rental revenue in 2003, experienced a decline in rental revenue (7.6%) in 2003 as compared to 2002, partially related to the continued impact of job losses in the technology sector. Although economic occupancy in Northern California increased in 2003 as compared to 2002, average rental rates dropped 8.9% from $1,547 to $1,410.

The Northeast region accounted for approximately 33.7% of Established Community rental revenue during 2003 and has also experienced a decline in rental revenue (3.7%) in 2003 as compared to 2002, primarily the result of job losses in the financial services sector. Average rental rates dropped 3.6% from $1,876 to $1,808 in 2003 as compared to 2002, and economic occupancy remained flat during those same periods.

In accordance with GAAP, cash concessions are amortized as an offset to rental revenue over the approximate lease term, which is generally one year. However, we consider rental revenue with concessions stated on a cash basis to be a supplemental measure to rental revenue in conformity with GAAP in helping investors to evaluate the impact of both current and historical concessions on GAAP based rental revenue and to more readily enable comparisons to revenue as reported by other companies. In addition, rental revenue with concessions stated on a cash basis allows an investor to understand the historical trend in cash concessions, which is an indicator of current rental market conditions. The table on the following page reconciles total rental revenue in conformity with GAAP to total rental revenue adjusted to state concessions on a cash basis for our Established Communities for the years ended December 31, 2003 and 2002. Information for the year ended December 31, 2001 is not presented as Established Community classification is not applicable prior to January 1, 2002. See Note 9, "Segment Reporting," of our Consolidated Financial Statements.

	FOR THE YEAR ENDED	
(dollars in thousands)	12-31-03	12-31-02
Rental revenue (GAAP basis)	$450,000	$470,424
Concessions amortized	12,433	6,356
Concessions granted	(14,817)	(9,605)
Rental revenue adjusted to state concessions on a cash basis	$447,616	$467,175
Year-over-year % change—GAAP revenue	(4.3%)	n/a
Year-over-year % change—cash concession based revenue	(4.2%)	n/a

Concessions granted per move-in for Established Communities averaged $848 during 2003, an increase of 104.8% from $414 in 2002. Concessions granted increased during 2003 as compared to 2002 primarily due to declining market conditions and a weak demand environment. We expect the high concessionary environment to continue into 2004.

Management, development and other fees decreased during 2003 and increased during 2002 primarily due to the recognition in 2002 of $711,000 in construction management fees in connection with the redevelopment of a community owned by a limited liability company in which we have a membership interest. In addition, we managed fewer communities in 2003 as compared to prior years.

Direct property operating expenses, excluding property taxes, increased in both 2003 and 2002 due to the addition of recently developed and redeveloped apartment homes and communities acquired in 2002, coupled with increased expenses due to inclement weather, insurance and bad debt expenses. In the first half of 2003, severe winter weather, primarily in the Northeast and Mid-Atlantic, increased snow removal and utility costs by approximately $1,440,000. In addition, insurance expense has increased over the past two years as the insurance and reinsurance markets have deteriorated, resulting in higher insurance costs for the entire real estate sector. Recently property insurance rates began to decline. To benefit from declining rates, we completed an early renewal of our property insurance policy effective July 31, 2003. Accordingly, we expect a decline in property insurance premiums, which will result in flat or declining overall insurance costs for 2004 as compared to prior year periods. Bad debt expense has increased as a direct result of the continued impact of job losses and the weakened economy.

FOR ESTABLISHED COMMUNITIES, direct property operating expenses, excluding property taxes, increased $5,724,000 (6.1%) to $99,853,000 in 2003 due to inclement weather, insurance and bad debt discussed above. During 2002, operating expenses increased $5,227,000 (6.5%) due to the increases in insurance, marketing and bad debt expenses. We expect expense growth to moderate in 2004 due to reduced property insurance costs and bad debt expenses.

Property taxes increased in both 2003 and 2002 due to overall higher assessments and the addition of newly developed and redeveloped apartment homes.

FOR ESTABLISHED COMMUNITIES, property taxes increased in 2003 and 2002 by $1,470,000 and $879,000, respectively, primarily due to higher assessments throughout all regions. We expect property taxes to increase during 2004 as local jurisdictions look for additional revenue sources to balance budgets. We manage property tax increases internally and appeal increases when appropriate.

Corporate-level property management and other indirect operating expenses increased in 2003 as a result of increased legal expenses due to construction litigation relating to a community that has completed development, partially offset by the absence of costs associated with the implementation of a new property management leasing system in 2002 and a decrease in abandoned pursuit costs. During 2002, corporate-level property management and other indirect operating expenses decreased as a result of executive separation costs that were recognized in 2001 but not in 2002, partially offset by an increase in abandoned pursuit costs. Abandoned pursuit costs related to Development Rights which are not probable for future development decreased $1,620,000 from $2,800,000 in 2002 to $1,180,000 in 2003. We expect corporate-level property management and other indirect operating expenses to increase in 2004 due to additional compensation costs, including growth due to the addition of newly developed communities and the expensing of options.

Interest expense increased in both 2003 and 2002 primarily due to the issuance in late 2002 of unsecured notes and higher average outstanding balances on our unsecured credit facility, partially offset by the repayment of certain unsecured notes and overall lower interest rates on both short-term and long-term borrowings.

Depreciation expense increased in both 2003 and 2002 primarily due to 2002 acquisitions and completion of development or redevelopment activities.

General and administrative expense ("G&A") increased in 2003 primarily as a result of an increase in our directors and officers ("D&O") insurance, which we renewed in March 2003. In the past year, the D&O market has experienced increased and high profile claim activity resulting in higher insurance premiums. G&A decreased in 2002 as a result of additional compensation expense recognized in 2001 due to the retirement of a senior executive. Unfilled positions and lower incentive compensation also contributed to the decrease in 2002. We expect G&A to increase up to 15.0% in 2004 due to higher compensation expense and additional internal audit and corporate governance costs.

Impairment loss of $6,800,000 was recorded during 2002 related to two land parcels that were determined not likely to proceed to development and therefore were planned for disposition. No impairment losses were recorded in either 2003 or 2001.

Equity in income of unconsolidated entities increased in 2003 primarily due to our $23,448,000 share of the gain recognized on the sale of a community accounted for under the equity method in which we held a 50% interest. During 2002, equity in income of unconsolidated entities decreased primarily due to losses recorded for an investment in a technology company accounted for under the equity method.

Interest income decreased in 2003 and 2002 due to lower average cash balances invested and lower interest rates.

Venture partner interest in profit-sharing represents the income allocated to our venture partner in a profit-sharing arrangement as discussed in Note 6, "Investments in Unconsolidated Entities," of our Consolidated Financial Statements. The reduction in income/increase in expense in both years are due to increases in the net income of the underlying real estate as the related community moved out of the initial lease-up phase and achieved stabilization.

Income from discontinued operations represents the net income generated by communities held for sale as of December 31, 2003 and communities sold during the period from January 1, 2002 through December 31, 2003. The decreases in both years are primarily due to the sale of one community in 2002 and eleven communities in 2003.

Gain on sale of communities, including discontinued operations, of $160,990,000, $48,893,000 and $62,852,000 were realized in 2003, 2002 and 2001, respectively. The amount of gains realized depends on many factors, including the number of communities sold, the size and carrying value of those communities and the market conditions in the local area. The large gains on sales of communities reflect our strategy to sell assets in a transactional market environment where buyers are offering prices that are historically high relative to current operating cash flow provided by these communities. We believe this is reflective of a broader trend in the capital markets, where investments with relatively secure yields and growth potential are being valued more highly than in prior years. A partial reversal of these trends could occur if long-term interest rates rise significantly. We expect aggregate gains on community sales to decline in 2004 as we sell fewer assets.

Dividends attributable to preferred stock decreased in both 2003 and 2002, primarily as a result of several preferred stock redemptions during 2002 and 2003. In addition, in response to the Securities and Exchange Commission clarification of Emerging Issues Task Force ("EITF") Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," we have revised the presentation of our 2003 and 2001 operating results to include the initial offering costs as additional dividends of $280,000 and $7,538,000, respectively.

Funds from Operations ("FFO") is considered an appropriate supplemental measure of our operating and financial performance because, by excluding gains or losses related to dispositions of property and excluding real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that in order to understand our operating results, FFO should be examined with net income as presented in our Consolidated Financial Statements. For a more detailed discussion and presentation of FFO, see "Selected Financial Data," included elsewhere in this report.

Liquidity and Capital Resources

The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of apartment homes currently owned, (ii) rental rates, (iii) occupancy levels and (iv) operating expenses with respect to apartment homes. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. Changes in the capital markets environment, such as changes in interest rates, affect our plans for development, redevelopment, acquisition and disposition activity.

Cash and cash equivalents totaled $7,196,000 at December 31, 2003, a decrease of $5,715,000 from $12,911,000 on December 31, 2002. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included elsewhere in this report.

OPERATING ACTIVITIES—Net cash provided by operating activities decreased to $239,815,000 in 2003 from $307,810,000 in 2002, primarily due to the absence of business interruption insurance proceeds and changes in NOI from Established Communities as discussed earlier in this report, coupled with the timing of payment of our property insurance premiums.

INVESTING ACTIVITIES—Net cash provided by investing activities of $33,935,000 in 2003 related to proceeds from asset dispositions, partially offset by investments in assets through development and redevelopment of apartment communities. During 2003, we invested $369,387,000 in the purchase and development of real estate and capital expenditures:

- We began the development of seven new communities. These communities, if developed as expected, will contain a total of 2,025 apartment homes, and the total capital cost, including land acquisition costs, is projected to be approximately $399,200,000. We also completed the development of seven communities containing a total of 1,959 apartment homes for a total capital cost, including land acquisition cost, of $372,700,000.
- We had capital expenditures relating to current communities' real estate assets of $11,593,000 and non-real estate capital expenditures of $274,000.

In addition, we sold twelve communities and one land parcel in 2003, including one community previously held through an equity investment, generating net proceeds of $403,118,000. These proceeds are being used to develop new communities and to partially repay amounts outstanding under our variable rate unsecured credit facility, which is discussed below.

FINANCING ACTIVITIES—Net cash used in financing activities totaled $279,465,000 for the year ended December 31, 2003, primarily due to the redemption of preferred stock, dividends paid, repayment of certain unsecured notes and common stock repurchases, partially offset by an increase in borrowings under our unsecured credit facility, the issuance of mortgage notes payable and an issuance of common stock. See Note 3, "Notes Payable, Unsecured Notes and Credit Facility," and Note 4, "Stockholders' Equity," of our Consolidated Financial Statements, for additional information.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service and maturity payments;
- preferred stock dividends and DownREIT partnership unit distributions;
- the minimum dividend payments required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- opportunities for the acquisition of improved property; and
- development and redevelopment activity in which we are currently engaged.

We anticipate that we can fully satisfy these needs from a combination of cash flows provided by operating activities, proceeds from asset dispositions and borrowing capacity under our variable rate unsecured credit facility.

Variable Rate Unsecured Credit Facility We have a $500,000,000 revolving variable rate unsecured credit facility with J.P. Morgan Chase and Fleet National Bank serving as co-agents for a syndicate of commercial banks. Under the terms of the credit facility, if we elect to increase the facility by up to an additional $150,000,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then we will be able to increase the facility up to $650,000,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. We pay participating banks, in the aggregate, an annual facility fee of approximately $750,000 in quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on our unsecured notes and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.60% per annum (1.70% on February 27, 2004). Pricing could vary if there is a change in rating by either of the two leading national rating agencies; a change in rating of one level would impact the unsecured credit facility pricing by 0.05% to 0.15%. A competitive bid option is available for borrowings of up to $400,000,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. We had $125,000,000 outstanding under this competitive bid option at February 27, 2004 priced at LIBOR plus 0.39%, or 1.48%. We are subject to (i) certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels, and (ii) prohibitions on paying dividends in amounts that exceed 95% of our FFO, except as may be required to maintain our REIT status. The existing facility matures in May 2004, unless we exercise a one-year renewal at our option. We expect to renegotiate this facility prior to maturity without exercising the renewal option, however there can be no assurance that the renegotiation will occur. At February 27, 2004, $230,100,000 was outstanding, $22,304,000 was used to provide letters of credit and $247,596,000 was available for borrowing under the unsecured credit facility.

Future Financing and Capital Needs—Debt Maturities One of our principal long-term liquidity needs is the repayment of medium and long-term debt at the time that such debt matures. For unsecured notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. If we do not have funds on hand sufficient to repay our indebtedness as it becomes due, it will be necessary for us to refinance the debt. This refinancing may be accomplished by uncollateralized private or public debt offerings, additional debt financing that is collateralized by mortgages on individual communities or groups of communities, draws on our unsecured credit facility or by additional equity offerings. We also anticipate having retained cash flow available in each year so that when a debt obligation matures, a portion of each maturity can be satisfied from this retained cash. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

In February 2004, $125,000,000 in unsecured notes with an annual interest rate of 6.58% matured and was repaid with proceeds drawn under our unsecured credit facility. In addition, we repaid $11,381,000 in fixed rate mortgage debt secured by a current community, along with any unpaid interest, prior to its scheduled maturity of August 2004. No prepayment penalties were incurred.

Also in February 2004, we had credit enhancements, including interest rate swaps, on approximately $87,380,000 of our variable rate, tax-exempt debt that expired according to the original terms and that have not been extended. However, we have replaced the credit enhancements on this debt, including replacing the interest rate swaps with interest rate caps ranging from 6.7% to 9.0%. The underlying debt has a weighted average variable interest rate (exclusive of credit enhancement fees, facility fees, trustees' fee, etc.) of 0.9% as of February 27, 2004, which has been capped at a weighted average interest rate of 7.6% through the interest rate caps. The credit enhancements, including the interest rate caps, mature in 2014.

Future Financing and Capital Needs—Portfolio and Other Activity As of December 31, 2003, we had eleven new communities under construction, for which a total estimated cost of $221,629,000 remained to be invested. In addition, we had two communities under reconstruction, for which a total estimated cost of $5,660,000 remained to be invested. Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction, as well as development costs related to pursuing Development Rights, will be funded from:

- the remaining capacity under our current $500,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash; and/or
- the issuance of debt or equity securities.

Before planned reconstruction activity or the construction of a Development Right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon Development Rights, write-off associated pre-development costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such Development Rights.

We sell assets that do not meet our long-term investment criteria or when capital and real estate markets allow us to realize a portion of the value created over the past business cycle and redeploy the proceeds from those sales to develop and redevelop communities. We increased our disposition program during 2003 to a level totaling $453,900,000. In response to real estate and capital markets conditions, as well as strong institutional demand for product in our markets, we plan to continue to sell communities into 2004, although at reduced levels. However, we cannot assure you that assets can continue to be sold on terms that we consider satisfactory or that market conditions will continue to make the sale of assets an appealing strategy. Because the proceeds from the sale of communities may not be immediately redeployed into revenue generating assets, the immediate effect of a sale of a community for a gain is to increase net income, but reduce total revenues, total expenses, NOI and FFO.

We intend to engage in discussions with a limited number of institutional investors regarding the possible formation of a discretionary fund that would acquire and operate apartment communities. This fund would serve, for a period of three years from the date of its final closing or until a significant portion of its committed capital is invested, as the exclusive vehicle through which we would acquire apartment communities, subject to certain exceptions including, among others, significant individual asset and portfolio acquisitions, properties acquired in tax-deferred transactions and acquisitions that are inadvisable or inappropriate for the fund, if any. The fund would not restrict our development activities, which would not be a part of the fund, and would terminate after a term of eight years (subject to two one-year extensions). We intend to actively pursue the formation of the fund, but there can be no assurance as to when or if such a fund will be formed or, if formed, what its size, terms or investment performance will be. We have preliminarily targeted that the fund would have approximately

$715,000,000 available for investment (consisting of approximately $250,000,000 of fund equity, of which we would commit approximately 20% of the total, and approximately $465,000,000 of debt financing).

We are also considering the use of several joint ventures, pursuant to which a portion of future developments would be held through a partnership vehicle. We generally employ joint ventures primarily to mitigate concentration or market risk and secondarily as a source of liquidity. Each joint venture or partnership agreement will be individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture or partnership agreement. However, we cannot assure you that we will enter into joint ventures in the future, or that, if we do, we will achieve our objectives.

We have minority interest investments in three technology companies, one of which has a remaining unfunded commitment of $1,598,000, which we expect to be released from without payment in the first quarter of 2004. We have no other obligation to contribute additional funds to these technology investments.

Off Balance Sheet Arrangements

We own interests in unconsolidated real estate entities, with ownership interests up to 50%. One of these unconsolidated real estate entities, Avalon Terrace, LLC, has debt outstanding of $22,500,000 as of December 31, 2003, which matures in 2005 and is payable by the unconsolidated real estate entity with operating cash flow from the underlying real estate. We have not guaranteed this debt, nor do we have any obligation to fund this debt should the unconsolidated real estate entity be unable to do so. There are no lines of credit, side agreements, financial guarantees or any other derivative financial instruments related to or between us and our unconsolidated real estate entities. In evaluating our capital structure and overall leverage, management takes into consideration our proportionate share of this unconsolidated debt. For more information regarding the operations of our unconsolidated entities see Note 6, "Investments in Unconsolidated Entities," of our Consolidated Financial Statements.

Contractual Obligations

We currently have contractual obligations consisting primarily of long-term debt obligations and lease obligations for certain land parcels and office space. Scheduled contractual obligations required for the next five years and thereafter are as follows as of December 31, 2003:

	PAYMENTS DUE BY PERIOD				
(dollars in thousands)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations[1]	$2,337,533	$241,306	$309,692	$507,089	$1,279,446
Operating Lease Obligations	$ 420,053	4,239	8,415	8,493	398,906
Total	$2,757,586	$245,545	$318,107	$515,582	$1,678,352

[1] Includes $51,100 outstanding under our variable rate unsecured credit facility as of December 31, 2003. The table of contractual obligations assumes repayment of this amount in 2004—see "Liquidity and Capital Resources."

Common and Preferred Stock Activity

Stock Repurchase Program In 2002 our Board of Directors authorized a common stock repurchase program, under which we may acquire shares of our common stock in open market or negotiated transactions. The stock repurchase program was designed so that retained cash flow, as well as the proceeds from sales of existing apartment communities and a reduction in planned acquisitions, will provide the source of funding for the program, with our unsecured credit facility providing temporary funding as needed. Through February 27, 2004, we have acquired 2,380,600 shares of common stock at an aggregate cost of $89,566,000 under this program. We have not repurchased any shares of common stock since March 31, 2003.

Issuance of Common Stock In August 2003, we completed a common stock offering totaling 2,804,700 shares at a public offering price of $46.00 per share. The net proceeds from this offering, after underwriting discounts and commissions, of approximately $127,333,000 were used to repay a portion of amounts outstanding on the unsecured credit facility and for general corporate purposes.

Shelf Registration Statement We currently have an effective shelf registration statement on file with the Securities and Exchange Commission. The shelf registration statement originally provided $750,000,000 of debt and equity capacity, however, $127,333,000 has been utilized as a result of the common stock offering described above. We cannot assure you that market conditions will permit us to issue debt or equity securities on cost-effective terms or that the registration statement will remain available and effective at all times.

Redemption of Preferred Stock In March 2003, we redeemed all 3,267,700 outstanding shares of our 8.00% Series D Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.0167 in accrued and unpaid dividends, for an aggregate redemption price of $81,747,000, including accrued dividends of $54,000. The redemption price was funded by the sale of 3,336,611 shares of Series J Cumulative Redeemable Preferred Stock through a private placement to an institutional investor for a net purchase price of $81,737,000. The dividend rate on such shares was initially equal to 2.78% per annum (three-month LIBOR plus 1.5%) of the liquidation preference. As permitted under the terms of such preferred stock, we redeemed all of the Series J Cumulative Redeemable Preferred Stock in May 2003, for an aggregate redemption price of $82,207,000, including dividends of $251,000.

We currently have the following series of redeemable preferred stock outstanding at a stated value of $100,000,000. This series has no stated maturity and is not subject to any sinking fund or mandatory redemptions.

SERIES	SHARES OUTSTANDING FEBRUARY 27, 2004	PAYABLE QUARTERLY	ANNUAL RATE	LIQUIDATION PREFERENCE	NON-REDEEMABLE PRIOR TO
H	4,000,000	March, June, September, December	8.70%	$25.00	October 15, 2008

Inflation and Deflation

Substantially all of our apartment leases are for a term of one year or less. In the event of significant inflation, this may enable us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, as is currently being experienced, we are exposed to declining rents more quickly under these shorter-term leases.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," "plan," "may," "shall," "will" and other similar expressions in this Annual Report, that predict or indicate future events and trends or that do not report historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

- our potential development, redevelopment, acquisition or disposition of communities;
- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;

- the timing of lease-up, occupancy and stabilization of apartment communities;
- the pursuit of land on which we are considering future development;
- the anticipated operating performance of our communities;
- cost, yield and earnings estimates;
- our declaration or payment of distributions;
- our policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters;
- our qualification as a REIT under the Internal Revenue Code;
- the real estate markets in Northern and Southern California and markets in selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the United States and in general;
- the availability of debt and equity financing;
- interest rates;
- general economic conditions; and
- trends affecting our financial condition or results of operations.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest expense and construction costs and a decrease in our expected rental revenues;
- occupancy rates and market rents may be adversely affected by competition and local economic and market conditions which are beyond our control;
- financing may not be available on favorable terms or at all, and our cash flow from operations and access to cost effective capital may be insufficient for the development of our pipeline which could limit our pursuit of opportunities;
- our cash flow may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness; and
- we may be unsuccessful in managing changes in our portfolio composition.

These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements, and you should not rely upon them after the date of this report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. We monitor interest rate fluctuations as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates. We had $168,505,000 and $173,840,000 in variable rate debt outstanding as of December 31, 2003 and 2002, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2003 and 2002, our annual interest costs would have increased by approximately $2,665,000 and $2,557,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate swap agreements to reduce the impact of interest rate fluctuations on certain variable rate indebtedness. Under swap agreements:

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment), and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2003, the effect of swap agreements is to fix the interest rate on approximately $157,500,000 of our variable rate, tax-exempt debt. Furthermore, a swap agreement to fix the interest rate on approximately $22,500,000 of unconsolidated variable rate debt existed as of December 31, 2003. The swap agreements on the consolidated variable rate, tax-exempt debt were not electively entered into by us but, rather, were a requirement of either the bond issuer or the credit enhancement provider related to certain of our tax-exempt bond financings. Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider. Had these swap agreements not been in place during 2003 and 2002, our annual interest costs would have been approximately $6,027,000 and $5,674,000 lower, respectively, based on balances outstanding and reported interest rates during the applicable years. However, if the variable interest rates on this debt had been 100 basis points higher throughout 2003 and 2002 and these swap agreements had not been in place, our annual interest costs would have been approximately $4,581,000 and $4,024,000 lower, respectively.

In addition, changes in interest rates affect the fair value of our fixed rate debt, which impacts the fair value of our aggregate indebtedness. Debt securities and notes payable (excluding our variable rate unsecured credit facility) with an aggregate carrying value of $2,286,433,000 at December 31, 2003 had an estimated aggregate fair value of $2,555,733,000 at December 31, 2003. Fixed rate debt represented $2,169,028,000 of the carrying value and $2,280,828,000 of the fair value at December 31, 2003. If interest rates had been 100 basis points higher as of December 31, 2003, the fair value of this fixed rate debt would have decreased by $104,989,000.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)	12-31-03	12-31-02
Assets		
Real estate:		
Land, including land held for development	$ 908,369	$ 867,117
Buildings and improvements	4,090,563	3,771,582
Furniture, fixtures and equipment	127,371	119,252
	5,126,303	4,757,951
Less accumulated depreciation	(694,585)	(544,959)
Net operating real estate	4,431,718	4,212,992
Construction in progress (including land)	253,183	271,213
Real estate assets held for sale, net	51,488	301,226
Total real estate, net	4,736,389	4,785,431
Cash and cash equivalents	7,196	12,911
Cash in escrow	11,825	10,228
Resident security deposits	20,891	21,839
Investments in unconsolidated real estate entities	19,735	14,591
Deferred financing costs, net	17,837	20,268
Deferred development costs	31,334	31,461
Participating mortgage note	21,483	21,483
Prepaid expenses and other assets	42,892	32,623
Total assets	$4,909,582	$4,950,835
Liabilities and Stockholders' Equity		
Unsecured notes	$1,835,284	$1,985,342
Variable rate unsecured credit facility	51,100	28,970
Mortgage notes payable	451,433	417,186
Dividends payable	51,831	51,553
Payables for construction	26,912	27,243
Accrued expenses and other liabilities	85,367	88,539
Accrued interest payable	38,910	42,924
Resident security deposits	32,113	29,775
Liabilities related to real estate assets held for sale	546	45,578
Total liabilities	2,573,496	2,717,110
Minority interest of unitholders in consolidated partnerships	24,752	39,185
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; $25 liquidation preference; 50,000,000 shares authorized at both December 31, 2003 and 2002; 4,000,000 and 7,267,700 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	40	73
Common stock, $0.01 par value; 140,000,000 shares authorized at both December 31, 2003 and 2002; 70,937,526 and 68,202,926 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	709	682
Additional paid-in capital	2,322,581	2,273,668
Deferred compensation	(5,808)	(7,855)
Dividends less than (in excess of) accumulated earnings	2,024	(59,388)
Accumulated other comprehensive loss	(8,212)	(12,640)
Total stockholders' equity	2,311,334	2,194,540
Total liabilities and stockholders' equity	$4,909,582	$4,950,835

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)	FOR THE YEAR ENDED 12-31-03	12-31-02	12-31-01
Revenue:			
Rental and other income	$608,720	$587,385	$581,810
Management, development and other fees	931	2,145	1,386
Total revenue	609,651	589,530	583,196
Expenses:			
Operating expenses, excluding property taxes	177,814	160,844	144,845
Property taxes	57,555	52,269	47,295
Interest expense	134,911	119,666	101,170
Depreciation expense	151,454	134,939	119,875
General and administrative expense	13,734	13,449	14,705
Impairment loss	—	6,800	—
Total expenses	535,468	487,967	427,890
Equity in income of unconsolidated entities	25,535	55	856
Interest income	3,440	3,978	6,823
Venture partner interest in profit-sharing	(1,688)	(857)	1,158
Minority interest in consolidated partnerships	(999)	(914)	(997)
Income before gain on sale of communities	100,471	103,825	163,146
Gain on sale of communities	—	—	62,852
Income from continuing operations	100,471	103,825	225,998
Discontinued operations:			
Income from discontinued operations	10,064	20,900	22,999
Gain on sale of communities	160,990	48,893	—
Total discontinued operations	171,054	69,793	22,999
Net income	271,525	173,618	248,997
Dividends attributable to preferred stock	(10,744)	(17,896)	(40,035)
Net income available to common stockholders	$260,781	$155,722	$208,962
Other comprehensive income (loss):			
Cumulative effect of change in accounting principle	—	—	(6,412)
Unrealized gain (loss) on cash flow hedges	4,428	(4,157)	(2,071)
Comprehensive income	$265,209	$151,565	$200,479
Earnings per common share—basic:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.32	$ 1.24	$ 2.72
Discontinued operations	2.48	1.02	0.36
Net income available to common stockholders	$ 3.80	$ 2.26	$ 3.08
Earnings per common share—diluted:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.30	$ 1.23	$ 2.66
Discontinued operations	2.43	1.00	0.36
Net income available to common stockholders	$ 3.73	$ 2.23	$ 3.02

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share data)	SHARES ISSUED		AMOUNT		ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPEN-SATION	DIVIDENDS LESS THAN (IN EXCESS OF) ACCUMULATED EARNINGS	ACCUMULATED OTHER COM-PREHENSIVE LOSS	STOCKHOLDERS' EQUITY
	PREFERRED STOCK	COMMON STOCK	PREFERRED STOCK	COMMON STOCK					
Balance at December 31, 2000	18,322,700	67,191,542	$183	$672	$2,493,033	$(3,550)	$(47,845)	$ —	$2,442,493
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(6,412)	(6,412)
Net income	—	—	—	—	—	—	248,997	—	248,997
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(2,071)	(2,071)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(204,649)	—	(204,649)
Issuance of common stock	—	1,521,842	—	15	59,116	(7,545)	—	—	51,586
Redemption of preferred stock	(8,755,000)	—	(87)	—	(211,370)	—	(7,538)	—	(218,995)
Amortization of deferred compensation	—	—	—	—	—	3,606	—	—	3,606
Balance at December 31, 2001	9,567,700	68,713,384	96	687	2,340,779	(7,489)	(11,035)	(8,483)	2,314,555
Net income	—	—	—	—	—	—	173,618	—	173,618
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(4,157)	(4,157)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(209,996)	—	(209,996)
Issuance of common stock, net of withholdings	—	771,142	—	8	28,795	(4,463)	(508)	—	23,832
Repurchase of common stock, including repurchase costs	—	(1,281,600)	—	(13)	(38,281)	—	(11,467)	—	(49,761)
Issuance of preferred stock, net of issuance costs	592,000	—	6	—	14,387	—	—	—	14,393
Redemption of preferred stock	(2,892,000)	—	(29)	—	(72,012)	—	—	—	(72,041)
Amortization of deferred compensation	—	—	—	—	—	4,097	—	—	4,097
Balance at December 31, 2002	7,267,700	68,202,926	73	682	2,273,668	(7,855)	(59,388)	(12,640)	2,194,540
Net income	—	—	—	—	—	—	271,525	—	271,525
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	4,428	4,428
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(202,694)	—	(202,694)
Issuance of common stock, net of withholdings	—	3,833,600	—	38	162,674	(1,383)	(114)	—	161,215
Issuance of stock options	—	—	—	—	754	(754)	—	—	—
Repurchase of common stock, including repurchase costs	—	(1,099,000)	—	(11)	(32,841)	—	(7,025)	—	(39,877)
Issuance of preferred stock, net of issuance costs	3,336,611	—	33	—	81,704	—	—	—	81,737
Redemption of preferred stock	(6,604,311)	—	(66)	—	(163,378)	—	(280)	—	(163,724)
Amortization of deferred compensation	—	—	—	—	—	4,184	—	—	4,184
Balance at December 31, 2003	**4,000,000**	**70,937,526**	**$ 40**	**$709**	**$2,322,581**	**$(5,808)**	**$ 2,024**	**$(8,212)**	**$2,311,334**

See accompanying notes to Consolidated Financial Statements.

(Dollars in thousands)	FOR THE YEAR ENDED 12-31-03	12-31-02	12-31-01
Cash flows from operating activities:			
Net income	$271,525	$173,618	$248,997
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	151,454	134,939	119,875
Depreciation expense from discontinued operations	2,342	9,538	10,204
Amortization of deferred financing costs and debt premium/discount	3,850	3,913	3,716
Amortization of deferred compensation	4,184	4,097	3,606
Income allocated to minority interest in consolidated partnerships including discontinued operations	1,388	1,713	1,755
Income allocated to venture partner interest in profit-sharing	1,688	857	(1,158)
Gain on sale of communities, net of impairment loss on planned dispositions	(160,990)	(42,093)	(62,852)
Gain on sale of joint venture community	(23,448)	—	—
Decrease (increase) in cash in operating escrows	(557)	(134)	41
Decrease (increase) in resident security deposits, accrued interest receivable on participating mortgage note, prepaid expenses and other assets	(7,025)	18,311	(8,581)
Increase (decrease) in accrued expenses, other liabilities and accrued interest payable	(4,596)	3,051	4,925
Net cash provided by operating activities	239,815	307,810	320,528
Cash flows from investing activities:			
Development/redevelopment of real estate assets including land acquisitions and deferred development costs	(357,520)	(426,830)	(353,351)
Acquisition of real estate assets	—	(106,300)	(129,300)
Capital expenditures—existing real estate assets	(11,593)	(10,930)	(9,649)
Capital expenditures—non-real estate assets	(274)	(1,142)	(4,183)
Proceeds from sale of communities and land, net of selling costs	403,118	78,454	238,545
Increase (decrease) in payables for construction	(331)	(9,353)	19,121
Decrease (increase) in cash in construction escrows	(1,040)	39,830	(33,273)
Decrease (increase) in investments in unconsolidated real estate entities	1,575	475	(2,851)
Net cash provided by (used in) investing activities	33,935	(435,796)	(274,941)
Cash flows from financing activities:			
Issuance of common stock	146,934	22,296	50,912
Repurchase of common stock	(39,877)	(49,761)	—
Issuance of preferred stock, net of related costs	81,737	14,393	—
Redemption of preferred stock and related costs	(163,724)	(72,041)	(218,995)
Dividends paid	(202,416)	(207,450)	(203,214)
Net borrowings under unsecured credit facility	22,130	28,970	—
Issuance of mortgage notes payable	38,829	—	75,110
Repayments of mortgage notes payable	(4,582)	(24,818)	(22,265)
Issuance (repayment) of unsecured notes	(150,000)	350,342	300,000
Payment of deferred financing costs	(1,477)	(4,026)	(8,808)
Redemption of units for cash by minority partners	(600)	(1,663)	(864)
Contributions from minority and profit-sharing partners	—	17,275	—
Distributions to DownREIT partnership unitholders	(2,152)	(2,477)	(1,588)
Distributions to joint venture and profit-sharing partners	(4,267)	(3,032)	(197)
Net cash provided by (used in) financing activities	(279,465)	68,008	(29,909)
Net increase (decrease) in cash and cash equivalents	(5,715)	(59,978)	15,678
Cash and cash equivalents, beginning of year	12,911	72,889	57,211
Cash and cash equivalents, end of year	$ 7,196	$ 12,911	$ 72,889
Cash paid during year for interest, net of amount capitalized	$131,266	$108,903	$ 88,996

See accompanying notes to Consolidated Financial Statements.

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2003:

- As described in Note 4, "Stockholders' Equity," 114,895 shares of common stock were issued in connection with stock grants of which 80% were restricted, 37,124 shares were withheld to satisfy employees' tax withholding and other liabilities and 12,102 shares were forfeited, for a net value of $2,419.
- 328,731 units of limited partnership, valued at $13,245, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company sold two communities that were subject to mortgage notes payable of $39,665 in the aggregate, that were assumed by the buyers as part of the total sales price.
- $260 of deferred stock units were converted into 6,989 shares of common stock.
- The Company recorded a reduction to other liabilities and a corresponding gain to other comprehensive income of $4,428 to adjust the Company's Hedged Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities") to their fair value.
- Common and preferred dividends declared but not paid totaled $51,831.

During the year ended December 31, 2002:

- 144,718 shares of common stock were issued in connection with stock grants of which 80% were restricted, 34,876 shares were withheld to satisfy employees' tax withholding and other liabilities and 2,818 shares were forfeited, for a net value of $5,999.
- The Company issued 102,756 units of limited partnership in DownREIT partnerships valued at $5,000 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land.
- The Company assumed $33,900 in variable rate, tax-exempt debt related to the acquisition of one community.
- $140 of deferred stock units were converted into 3,410 shares of common stock.
- The Company recorded a liability and a corresponding charge to other comprehensive loss of $4,157 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $51,553.

During the year ended December 31, 2001:

- 186,877 shares of common stock were issued in connection with stock grants of which 80% were restricted, and 19,646 shares were forfeited, for a net value of $8,219.
- The Company issued 619 units of limited partnership in DownREIT partnerships valued at $30 as consideration for acquisitions of apartment communities that were acquired pursuant to the terms of a forward purchase contract agreed to in 1997 with an unaffiliated party. In addition, the Company issued 256,940 units of limited partnership in DownREIT partnerships valued at $12,274 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land.
- 762 units of limited partnership, valued at $36, were presented for redemption to the DownREIT partnerships that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- $67 of deferred stock units were converted into 1,803 shares of common stock.
- The Company recorded a liability and a corresponding charge to other comprehensive loss of $8,483 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid totaled $49,007.

(Dollars in thousands, except per share data)

NOTE 1.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries) is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Company focuses on the ownership and operation of apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2003, the Company owned or held a direct or indirect ownership interest in 131 operating apartment communities containing 38,504 apartment homes in ten states and the District of Columbia, of which two communities containing 1,089 apartment homes were under reconstruction. In addition, the Company owned or held a direct or indirect ownership interest in eleven communities under construction that are expected to contain an aggregate of 3,493 apartment homes when completed. The Company also owned a direct or indirect ownership interest in rights to develop an additional 40 communities that, if developed in the manner expected, will contain an estimated 10,070 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, in which Avalon shareholders received 0.7683 of a share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The Company accounts for joint venture partnerships and subsidiary partnerships structured as DownREITs in accordance with Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures." Under SOP 78-9, the Company consolidates joint venture and DownREIT partnerships when the Company controls the major operating and financial policies of the partnership through majority ownership or in its capacity as general partner. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships and certain joint venture partnerships in addition to subsidiary partnerships structured as DownREITs. All significant intercompany balances and transactions have been eliminated in consolidation.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly-owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive an initial distribution before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. Each DownREIT partnership has been structured so that it is unlikely the limited partners will be entitled to a distribution greater than the initial distribution provided for in the partnership agreement. The holders of units of limited partnership interest have the right to present each unit of limited partnership interest for redemption for cash equal to the fair market value of a share of the Company's common stock on the date of redemption. In lieu of a cash redemption by the partnership of a limited partner's unit, the Company may elect to acquire any unit presented for redemption for one share of common stock or for such cash amount.

The Company accounts for investments in unconsolidated entities in accordance with SOP 78-9 and Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company uses the equity method to account for investments in which it owns greater than 20% of the equity value or has significant and disproportionate influence over that entity. Investments in which the Company owns 20% or less of the equity value and does not have significant and disproportionate influence are accounted for using the cost method. If there is an event or change in circumstance that indicates a loss in the value of an investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. The Company did not recognize an impairment loss on any of its investments in unconsolidated entities during the years ended December 31, 2003 or 2002. However, during the year ended December 31, 2001, the Company recorded an impairment loss of $934 related to a technology investment in which the Company no longer owns an equity interest.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, "Revenue Recognition" and Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

Real Estate Significant expenditures which improve or extend the life of an asset are capitalized. The operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition and exceeds $2.5. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when active development commences and ends when the asset, or a portion of an asset, is delivered and is ready for its intended use, which is generally indicated by the issuance of a certificate of occupancy. Cost capitalization during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) begins when an apartment home is taken out-of-service for redevelopment and ends when the apartment home redevelopment is completed and the apartment home is available for a new resident.

In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable ("Development Rights"). Future development of these Development Rights is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. Pre-development costs incurred in the pursuit of Development Rights for which future development is not yet considered probable are expensed as incurred. In addition, if the status of a Development Right changes, deeming future development no longer probable, any capitalized pre-development costs are written-off with a charge to expense.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer-related equipment) to seven years.

Lease terms for apartment homes are generally one year or less. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

(Dollars in thousands, except per share data)

If there is an event or change in circumstance that indicates an impairment in the value of an operating community, the Company's policy is to assess any impairment in value by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company has not recognized an impairment loss in the years ended December 31, 2003, 2002 or 2001 on any of its operating communities. However, the Company recognized an impairment loss in 2002 related to two land parcels.

Income Taxes The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2003, 2002 and 2001:

	2003 ESTIMATE	2002 ACTUAL	2001 ACTUAL
Net income available to common stockholders	$260,781	$155,722	$208,962
Dividends attributable to preferred stock, not deductible for tax	10,744	17,896	40,035
GAAP gain on sale of communities less than (in excess of) tax gain	(1,965)	5,164	(21,223)
Depreciation/Amortization timing differences on real estate	(4,272)	(4,461)	(4,899)
Tax compensation expense in excess of GAAP	(5,061)	(8,568)	(11,129)
Other adjustments	(5,752)	916	(124)
Taxable net income	$254,475	$166,669	$211,622

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Ordinary income	11%	74%	80%
20% capital gain	15%	23%	14%
15% capital gain	56%	—	—
Unrecaptured §1250 gain	18%	3%	6%

Deferred Financing Costs Deferred financing costs include fees and costs incurred to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs was $19,346 at December 31, 2003 and $15,496 at December 31, 2002.

Cash, Cash Equivalents and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of the Company's cash, cash equivalents and cash in escrows is held at major commercial banks.

Interest Rate Contracts The Company utilizes derivative financial instruments to manage interest rate risk and has designated these financial instruments as hedges under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133." For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged are recognized in current period earnings. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. For cash flow hedges where the changes in the fair value of the derivative exceed the change in fair value of the hedged item, the ineffective portion is recognized in current period earnings. Derivatives which are not part of a hedge relationship are recorded at fair value through earnings. As of December 31, 2003, the Company had approximately $165,000 in variable rate, tax-exempt debt subject to cash flow hedges. See Note 5, "Derivative Instruments and Hedging Activities."

Comprehensive Income Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders, is displayed in the accompanying Consolidated Statements of Stockholders' Equity. Accumulated other comprehensive loss reflects the changes in the fair value of effective cash flow hedges.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company's earnings per common share are determined as follows:

	FOR THE YEAR ENDED		
	12-31-03	12-31-02	12-31-01
Basic and diluted shares outstanding			
Weighted average common shares—basic	68,559,657	68,772,139	67,842,752
Weighted average DownREIT units outstanding	893,279	988,747	682,134
Effect of dilutive securities	750,531	913,325	1,256,833
Weighted average common shares—diluted	70,203,467	70,674,211	69,781,719
Calculation of Earnings per Share—basic			
Net income available to common stockholders	$ 260,781	$ 155,722	$ 208,962
Weighted average common shares—basic	68,559,657	68,772,139	67,842,752
Earnings per common share—basic	$ 3.80	$ 2.26	$ 3.08
Calculation of Earnings per Share—diluted			
Net income available to common stockholders	$ 260,781	$ 155,722	$ 208,962
Add: Minority interest of DownREIT unitholders in consolidated partnerships, including discontinued operations	1,263	1,601	1,559
Adjusted net income available to common stockholders	$ 262,044	$ 157,323	$ 210,521
Weighted average common shares—diluted	70,203,467	70,674,211	69,781,719
Earnings per common share—diluted	$ 3.73	$ 2.23	$ 3.02

(Dollars in thousands, except per share data)

Certain options to purchase shares of common stock in the amounts of 1,348,738, 1,410,397 and 18,269 were outstanding during the years ended December 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period and therefore, are anti-dilutive.

Stock-Based Compensation Prior to 2003, the Company applied the intrinsic value method as provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options. No stock-based employee compensation cost related to employee stock options is reflected in net income for the years ended December 31, 2002 and 2001, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. Awards under the Company's stock option plans vest over periods ranging from one to three years. Therefore, the cost related to stock-based employee compensation for employee stock options included in the determination of net income for the year ended December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income available to common stockholders and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period based on the fair market value as determined on the date of grant:

	FOR THE YEAR ENDED		
	12-31-03	12-31-02	12-31-01
Net income available to common stockholders, as reported	$260,781	$155,722	$208,962
Add: Actual compensation expense recorded under fair value based method, net of related tax effects	246	—	—
Deduct: Total compensation expense determined under fair value based method, net of related tax effects	(2,335)	(2,904)	(3,576)
Pro forma net income available to common stockholders	$258,692	$152,818	$205,386
Earnings per share:			
Basic—as reported	$ 3.80	$ 2.26	$ 3.08
Basic—pro forma	$ 3.77	$ 2.22	$ 3.03
Diluted—as reported	$ 3.73	$ 2.23	$ 3.02
Diluted—pro forma	$ 3.70	$ 2.18	$ 2.97

Insured Loss During 2000, a fire occurred at one of the Company's development communities, which was under construction and unoccupied at the time. The Company had property damage and insurance for lost rental income which covered this event. Insurance proceeds totaling $30,300 were received, of which $22,000 was disbursed to rebuild the community for property damage. Insurance proceeds for lost rental income of $5,800 and $2,500 are included in rental and other income in the accompanying Consolidated Statements of Operations and Other Comprehensive Income for the years ended December 31, 2002 and 2001, respectively.

Executive Separation Costs In February 2001, the Company announced certain management changes including the departure of a senior executive who became entitled to severance benefits in accordance with the terms of his employment agreement with the Company. The Company recorded a charge of approximately $2,500 in the first quarter of 2001 related to the costs associated with such departure.

In December 2001, a senior executive of the Company retired from his management position. Upon retirement, the Company recognized compensation expense of approximately $784, relating to the accelerated vesting of restricted stock grants.

Recently Issued Accounting Standards In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies the accounting and reporting for derivative instruments, including derivative instruments that are embedded in contracts. This statement is effective for contracts entered into or modified after June 30, 2003. The Company adopted this pronouncement on July 1, 2003. The adoption of this statement did not have a material impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this pronouncement as specified above. The adoption of this statement did not have a material impact on the Company's financial condition or results of operations.

In July 2003, the SEC clarified Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." The clarification of Topic D-42 was effective in the first fiscal period ending after September 15, 2003 and was to be applied retroactively. As such, the Company has included in its results of operations for the year ended December 31, 2003 the initial offering costs as additional dividends attributable to preferred stock of $280. In addition, the Company has revised its historical results of operations for the year ended December 31, 2001 to reflect the initial offering costs as additional dividends attributable to preferred stock of $7,538, which reduced earnings per common share-diluted by $0.10 from the amount previously reported. No revision was required during the year ended December 31, 2002.

In December 2003, the FASB issued the revised Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities," which changes the guidelines for consolidation of and disclosure related to unconsolidated entities, if those unconsolidated entities qualify as variable interest entities, as defined in FIN 46R. The Company has adopted the provisions of FIN 46R for variable interest entities created after January 31, 2003. However, the Company has deferred the adoption of FIN 46R for variable interest entities created on or before January 31, 2003 until March 31, 2004. Although the Company is still evaluating the impact of FIN 46R on entities created on or before January 31, 2003, the Company anticipates the consolidation of one entity from which the Company holds a participating mortgage loan. The Company does not expect the final adoption of FIN 46R, including the potential consolidation of this variable interest entity, to have a material impact on the Company's consolidated financial condition or results of operations taken as a whole.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest expense and interest expense. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale will be presented as discontinued operations when recognized. A change in presentation for discontinued operations will not have any impact on the Company's financial condition or results of operations. Real estate

(Dollars in thousands, except per share data)

assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell, and are presented separately in the accompanying Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentations.

NOTE 2.

INTEREST CAPITALIZED

Capitalized interest associated with communities under development or redevelopment totaled $24,709, $29,937 and $27,635 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 3.

NOTES PAYABLE, UNSECURED NOTES AND CREDIT FACILITY

The Company's mortgage notes payable, unsecured notes and variable rate unsecured credit facility as of December 31, 2003 and 2002 are summarized as follows:

	12-31-03	12-31-02
Fixed rate unsecured notes(1)	$1,835,284	$1,985,342
Fixed rate mortgage notes payable—conventional and tax-exempt	334,028	311,981
Variable rate mortgage notes payable—tax-exempt(2)	80,879	108,781
Total notes payable and unsecured notes	2,250,191	2,406,104
Variable rate secured short-term construction loan	36,526	36,089
Variable rate unsecured credit facility	51,100	28,970
Total mortgage notes payable, unsecured notes and unsecured credit facility	$2,337,817	$2,471,163

(1) Balances at December 31, 2003 and 2002 include $284 and $342, respectively, of debt premium received at issuance of unsecured notes.

(2) Balance at December 31, 2002 includes $39,665 related to real estate assets sold in 2003.

During the year ended December 31, 2003, the Company issued $17,404 in fixed rate, tax-exempt debt and $20,680 in fixed rate, conventional debt related to two operating communities. In addition, the Company transferred $12,360 in fixed rate, tax-exempt debt and $27,305 in variable rate, tax-exempt debt in connection with the sale of two communities to the respective purchasers. In the aggregate, mortgage notes payable mature at various dates from May 2004 through April 2043 and are collateralized by certain apartment communities. As of December 31, 2003, the Company has guaranteed approximately $145,500 of mortgage notes payable held by subsidiaries; all such mortgage notes payable are consolidated for financial reporting purposes. The weighted average interest rate of the Company's fixed rate mortgage notes payable (conventional and tax-exempt) was 6.7% at December 31, 2003 and 6.6% at December 31, 2002. The weighted average interest rate of the Company's variable rate mortgage notes payable and its unsecured credit facility (as discussed below), including the effect of certain financing related fees, was 3.5% at both December 31, 2003 and December 31, 2002. As of December 31, 2003, the Company had approximately $165,000 of variable rate debt effectively fixed through Hedged Derivatives, as described in Note 5, "Derivative Instruments and Hedging Activities." The Hedged Derivatives on approximately $87,380 of this variable rate, tax-exempt debt mature in 2004. The Company is currently negotiating the refinancing of this debt and, as part of the refinancing, the Company may elect to put new Hedged Derivatives in place.

During the year ended December 31, 2003, the Company repaid $150,000 of previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity, and no prepayment fees were incurred. The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

Scheduled payments and maturities of mortgage notes payable and unsecured notes outstanding at December 31, 2003 are as follows:

YEAR	SECURED NOTES PAYMENTS	SECURED NOTES MATURITIES	UNSECURED NOTES MATURITIES	INTEREST RATE OF UNSECURED NOTES
2004	$ 4,570	$ 60,636	$ 125,000	6.580%
2005	4,681	—	100,000	6.625%
			50,000	6.500%
2006	5,011	—	150,000	6.800%
2007	5,365	35,980	110,000	6.875%
			150,000	5.000%
2008	5,744	—	50,000	6.625%
			150,000	8.250%
2009	6,151	10,400	150,000	7.500%
2010	5,771	29,388	200,000	7.500%
2011	6,176	—	300,000	6.625%
			50,000	6.625%
2012	5,948	12,095	250,000	6.125%
Thereafter	157,326	96,191	—	
	$206,743	$244,690	$1,835,000	

The Company has a $500,000 revolving variable rate unsecured credit facility with J.P. Morgan Chase and Fleet National Bank serving as co-agents for a syndicate of commercial banks, which had $51,100 outstanding and $19,901 in letters of credit on December 31, 2003 and $28,970 outstanding and $79,999 in letters of credit on December 31, 2002. Under the terms of the unsecured credit facility, if the Company elects to increase the facility by up to an additional $150,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then the Company will be able to increase the facility up to $650,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. The Company pays participating banks, in the aggregate, an annual facility fee of approximately $750 in quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.60% per annum (1.72% on December 31, 2003). Pricing could vary if there is a change in rating by either of the two leading national rating agencies; a change in rating of one level would impact the unsecured credit facility pricing by 0.05% to 0.15%. In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $400,000. The competitive bid option may result in lower pricing if market conditions allow. The Company had no outstanding balance under this competitive bid option at

(Dollars in thousands, except per share data)

December 31, 2003. The Company is subject to (i) certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio and minimum unencumbered assets and equity levels and (ii) prohibitions on paying dividends in amounts that exceed 95% of the Company's Funds from Operations, as defined therein, except as may be required to maintain the Company's REIT status. The existing facility matures in May 2004, unless the Company exercises a one-year renewal option. The Company expects to renegotiate the facility prior to maturity without exercising the renewal option, however there can be no assurance that the renegotiation will occur.

NOTE 4.

STOCKHOLDERS' EQUITY

As of both December 31, 2003 and 2002, the Company had authorized for issuance 140,000,000 and 50,000,000 shares of common and preferred stock, respectively. Dividends on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table below. The preferred stock is not redeemable prior to the date stated in the table below, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any.

In March 2003, the Company redeemed all 3,267,700 outstanding shares of its 8.00% Series D Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.0167 in accrued and unpaid dividends, for an aggregate redemption price of $81,747, including accrued dividends of $54. The redemption price was funded by the sale of 3,336,611 shares of Series J Cumulative Redeemable Preferred Stock through a private placement to an institutional investor for a net purchase price of $81,737. The dividend rate on such shares was initially equal to 2.78% per annum (three-month LIBOR plus 1.5%) of the liquidation preference. As permitted under the terms of such preferred stock, the Company redeemed all of the Series J Cumulative Redeemable Preferred Stock in May 2003, for an aggregate redemption price of $82,207, including dividends of $251.

As of December 31, 2003, the Company has the following series of redeemable preferred stock outstanding at a stated value of $100,000. This series has no stated maturity and is not subject to any sinking fund or mandatory redemptions.

SERIES	SHARES OUTSTANDING DECEMBER 31, 2003	PAYABLE QUARTERLY	ANNUAL RATE	LIQUIDATION PREFERENCE	NON-REDEEMABLE PRIOR TO
H	4,000,000	March, June, September, December	8.70%	$25.00	October 15, 2008

During the year ended December 31, 2003, the Company completed a common stock offering totaling 2,804,700 shares at a public offering price of $46.00 per share. The net proceeds from this offering, after underwriting discounts and commissions, of approximately $127,333 were used to repay a portion of amounts outstanding on the unsecured credit facility and for general corporate purposes.

In addition, during the year ended December 31, 2003, the Company (i) issued 620,107 shares of common stock in connection with stock options exercised, (ii) issued 328,731 shares of common stock in exchange for the redemption of an equal number of DownREIT limited partnership units, (iii) issued 14,393 shares of common stock to employees under the Employee Stock Purchase Plan, (iv) issued 114,895 common shares in connection with stock grants to employees of which 80% are restricted,

(v) had forfeitures of 12,102 shares of restricted stock grants to employees and (vi) withheld 37,124 shares to satisfy employees' tax withholding and other liabilities.

In 2002 the Company's Board of Directors authorized a common stock repurchase program, under which the Company may acquire shares of its common stock in open market or negotiated transactions. The stock repurchase program was designed so that retained cash flow, as well as the proceeds from sales of existing apartment communities and a reduction in planned acquisitions, will provide the source of funding for the program, with the Company's unsecured credit facility providing temporary funding as needed. As of December 31, 2003, the Company had repurchased a total of 2,380,600 shares of common stock at an aggregate cost of $89,566 through this program. The Company has not repurchased any shares of common stock since March 31, 2003.

Dividends per common share for the years ended December 31, 2003, 2002 and 2001 were $2.80, $2.80 and $2.56 per share, respectively. In 2003, average dividends for preferred shares redeemed during the year were $0.27 per share and average dividends for all non-redeemed preferred shares were $2.18 per share. In 2002, average dividends for preferred shares redeemed during the period were $0.92 per share and average dividends for all non-redeemed preferred shares were $2.10 per share. In 2001, average dividends for preferred shares redeemed during the year were $1.41 per share and average dividends for all non-redeemed preferred shares were $2.10 per share.

NOTE 5.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has historically used interest rate swap and cap agreements (collectively, the "Hedged Derivatives") to reduce the impact of interest rate fluctuations on its variable rate, tax-exempt bonds. The Company has not entered into any interest rate hedge agreements or treasury locks for its conventional unsecured debt and does not hold interest rate hedge agreements for trading or other speculative purposes. As of December 31, 2003, the Hedged Derivatives fix approximately $157,500 of the Company's tax-exempt debt at a weighted average interest rate of 6.1% and cap approximately $7,000 at a weighted average interest rate of 6.0%. These Hedged Derivatives have maturity dates ranging from 2004 to 2010. In addition, one of the Company's unconsolidated real estate investments (see Note 6, "Investments in Unconsolidated Entities") has $22,500 in variable rate debt outstanding as of December 31, 2003, which is subject to an interest rate swap. This debt is not recourse to or guaranteed by the Company. The Hedged Derivatives are accounted for in accordance with SFAS No. 133, which as amended, was adopted by the Company on January 1, 2001. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met.

The Company has determined that its Hedged Derivatives qualify as effective cash-flow hedges under SFAS No. 133, resulting in the Company recording all changes in the fair value of the Hedged Derivatives in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the period in which earnings are affected by the hedged cash flows. At January 1, 2001, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect adjustment of $6,412 to other comprehensive loss to recognize at fair value all of the derivatives that are designated as cash flow hedging instruments. To adjust the Hedged Derivatives to their fair value, the Company recorded an unrealized gain to other comprehensive income of $4,428 in the year ended December 31, 2003 and unrealized losses of $4,157 and $2,599 in the years ended December 31, 2002 and 2001, respectively. In addition, a Hedged Derivative with a fair value of $528 was transferred in connection with the sale of a community during the first quarter of 2001. The estimated amount, included in accumulated other comprehensive income as of December 31, 2003, expected to be reclassified into earnings within the next twelve months to offset the variability of cash flows during this period is not material.

(Dollars in thousands, except per share data)

The Company assesses, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting cash flows of hedged items. Hedge ineffectiveness did not have a material impact on earnings and the Company does not anticipate that it will have a material effect in the future. The fair values of the obligations under the Hedged Derivatives are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. The credit risk is the risk of a counterparty not performing under the terms of the Hedged Derivatives. The counterparties to these Hedged Derivatives are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group. The Company monitors the credit ratings of counterparties and the amount of the Company's debt subject to Hedged Derivatives with any one party. Therefore, the Company believes the likelihood of realizing material losses from counterparty non-performance is remote. Market risk is the adverse effect of the value of financial instruments that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. These risks are managed by the Company's Chief Financial Officer and Senior Vice President–Finance.

NOTE 6.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in Unconsolidated Real Estate Entities As of December 31, 2003, the Company had investments in the following unconsolidated real estate entities, which are accounted for under the equity method of accounting, except as described below:

- TOWN RUN ASSOCIATES was formed as a general partnership in November 1994 to develop, own and operate Avalon Run, a 426 apartment-home community located in Lawrenceville, New Jersey. Since formation of this venture, the Company has invested $1,803 and, following a preferred return on all contributed equity (which was achieved in 2003), has a 40% ownership and cash flow interest with a 49% residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Run community and is the management agent subject to the terms of a management agreement. The development of Avalon Run was funded entirely through equity contributions from Avalon as well as the other venture partner, and therefore Avalon Run is not subject to any outstanding debt as of December 31, 2003.
- TOWN GROVE, LLC was formed as a limited liability corporation in December 1997 to develop, own and operate Avalon Grove, a 402 apartment-home community located in Stamford, Connecticut. Since formation of this venture, the Company has invested $14,653 and, following a preferred return on all contributed equity (which was achieved in 2003), has a 50% ownership and a 50% cash flow and residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Grove community and is the management agent subject to the terms of a management agreement. The development of Avalon Grove was funded through contributions from the Company and the other venture partner, and therefore Avalon Grove is not subject to any outstanding debt as of December 31, 2003.
- AVALON TERRACE, LLC—The Company acquired Avalon Bedford, a 388 apartment-home community located in Stamford, Connecticut in December 1998. In May 2000, the Company transferred Avalon Bedford to Avalon Terrace, LLC and subsequently admitted a joint venture partner, while retaining a 25% ownership interest in this limited liability company for an investment of $5,394 and a right to 50% of cash flow distributions after achievement of a threshold return (which was not achieved in 2003). The Company is responsible for the day-to-day operations of the Avalon Bedford community

and is the management agent subject to the terms of a management agreement. As of December 31, 2003, Avalon Bedford has $22,500 in variable rate debt outstanding, which came due in November 2002, but was extended until November 2005. The interest rate on this debt is fixed through a Hedged Derivative as discussed in Note 5, "Derivative Instruments and Hedging Activities."

- ARNA VALLEY VIEW LIMITED PARTNERSHIP—In connection with the municipal approval process for the development of two consolidated communities, the Company agreed to participate in the formation of a limited partnership in February 1999 to develop, finance, own and operate Arna Valley View, a 101 apartment-home community located in Arlington, Virginia. This community has affordable rents for 100% of apartment homes related to the tax-exempt bond financing and tax credits used to finance construction of the community. A subsidiary of the Company is the general partner of the partnership with a 0.01% ownership interest. The Company is responsible for the day-to-day operations of the community and is the management agent subject to the terms of a management agreement. As of December 31, 2003, Arna Valley View has $6,026 of variable rate, tax-exempt bonds outstanding, which mature in June 2032. In addition, Arna Valley View has $4,583 of 4% fixed rate county bonds outstanding that mature in December 2030. Due to the Company's limited ownership and investment in this venture, it is accounted for using the cost method.

In September 2003, Falkland Chase, a 450 apartment home community located in Silver Spring, MD, was sold by Falkland Partners, LLC, in which the Company has held a 50% membership interest since 1993. The Company's share of the $58,500 sales price for this community was $29,250, resulting in net proceeds to the Company of $16,729. The Company's share of the GAAP gain reported by Falkland Partners, LLC is $21,816 and is included in equity in income of unconsolidated entities on the Company's Consolidated Statements of Operations and Other Comprehensive Income. The Company recognized an additional gain in accordance with GAAP of $1,632 in conjunction with the liquidation of the limited liability company's assets, which is also included in equity in income of unconsolidated entities on the Company's Consolidated Statements of Operations and Other Comprehensive Income. The combined summaries of financial position and operating results presented below have been revised to exclude the financial information of the Falkland Chase community.

The following is a combined summary of the financial position of the entities accounted for using the equity method, as of the dates presented:

	(UNAUDITED)	
	12-31-03	12-31-02
Assets:		
Real estate, net	$119,339	$122,577
Other assets	2,605	2,544
Total assets	$121,944	$125,121
Liabilities and partners' equity:		
Mortgage notes payable	$ 22,500	$ 22,500
Other liabilities	2,158	3,369
Partners' equity	97,286	99,252
Total liabilities and partners' equity	$121,944	$125,121

(Dollars in thousands, except per share data)

The following is a combined summary of the operating results of the entities accounted for using the equity method, for the periods presented:

	FOR THE YEAR ENDED (UNAUDITED)		
	12-31-03	12-31-02	12-31-01
Rental income	$20,939	$21,863	$23,030
Operating and other expenses	(8,038)	(7,396)	(6,926)
Interest expense, net	(1,688)	(1,783)	(1,740)
Depreciation expense	(3,986)	(3,847)	(3,218)
Net income	$ 7,227	$ 8,837	$11,146

The Company also holds a 25% limited liability company membership interest in the limited liability company that owns Avalon on the Sound. The Company, which originally owned 100% of the limited liability company, sold a 75% controlling interest in the limited liability company to a third-party in 2000. As part of the sale, the Company retained an option to repurchase the 75% interest. The Company believes it is unlikely that the repurchase option will be exercised. This repurchase option will terminate in 2005. In accordance with SFAS No. 66, "Accounting for Sales of Real Estate," the sale of the 75% interest is not recognized due to the existence of the repurchase option, and therefore the Company accounts for Avalon on the Sound as a profit-sharing arrangement. As a result, the revenues and expenses, and assets and liabilities of Avalon on the Sound are included in the Company's Consolidated Financial Statements, with the 75% interest presented as part of accrued expenses and other liabilities on the Company's Consolidated Balance Sheets. A reclassification has been made in prior years to move the 75% interest from minority interest to accrued expenses and other liabilities on the Company's Consolidated Balance Sheets to conform with current year presentation. The income allocated to the controlling partner is shown as venture partner interest in profit-sharing on the Company's Consolidated Statements of Operations and Other Comprehensive Income. These reclassifications did not have any impact on total assets, net income or any other supplemental measure of operating performance.

Investments in Unconsolidated Non-Real Estate Entities At December 31, 2003, the Company held minority interest investments in three non-real estate entities, all of which are technology companies. Based on ownership and control criteria, the Company accounts for one of these investments using the equity method, with the remaining non-real estate investments accounted for at cost. During the years ended December 31, 2003, 2002 and 2001, the Company recorded losses of $115, $3,166 and $1,730, respectively, related to Realeum, Inc., the investment accounted for under the equity method, bringing the carrying value of the investment to zero as of both December 31, 2003 and 2002. The aggregate carrying value of the Company's investment in unconsolidated non-real estate entities was $1,456 and $1,855 as of December 31, 2003 and December 31, 2002, respectively.

The following is a summary of the Company's equity in income of unconsolidated entities for the years presented:

	FOR THE YEAR ENDED		
	12-31-03	12-31-02	12-31-01
Town Grove, LLC	$ 1,158	$ 1,391	$ 1,977
Falkland Partners, LLC	24,255	1,058	924
Town Run Associates	214	481	606
Avalon Terrace, LLC	(21)	253	(3)
Realeum, Inc.	(115)	(3,166)	(1,730)
Other unconsolidated non-real estate entities	44	38	(918)
Total	$25,535	$ 55	$ 856

NOTE 7.

DISCONTINUED OPERATIONS—REAL ESTATE ASSETS SOLD OR HELD FOR SALE

During the year ended December 31, 2003, the Company sold eleven communities, five comprising the entire Minneapolis, Minnesota portfolio and six single asset sales, and one land parcel, resulting in a gain calculated in accordance with GAAP of $160,990. Details regarding the community asset sales are summarized below:

COMMUNITY NAME	LOCATION	PERIOD OF SALE	APARTMENT HOMES	DEBT	GROSS SALES PRICE	NET PROCEEDS
Avalon Westside Terrace	Los Angeles, CA	1Q03	363	$ —	$ 46,700	$ 46,422
Avalon Huntington Beach	Huntington Beach, CA	2Q03	400	—	58,200	57,565
Avalon at Woodbury	Woodbury, MN	2Q03	224	—	25,100	24,868
Avalon at Town Centre	Eagan, MN	2Q03	248	—	21,625	21,473
Avalon at Edinburgh	Brooklyn Park, MN	2Q03	198	—	19,550	19,482
Avalon at Town Square	Plymouth, MN	2Q03	160	—	13,000	12,899
Avalon at Devonshire	Bloomington, MN	2Q03	498	27,305	47,950	20,136
Amberway	Anaheim, CA	3Q03	272	—	33,500	32,954
Avalon at Fair Lakes	Fairfax, VA	4Q03	234	—	48,500	48,310
Avalon Crest	Fort Lee, NJ	4Q03	351	—	84,000	82,231
Avalon at Dulles	Sterling, VA	4Q03	236	12,360	26,525	13,449
Total of all 2003 asset sales			3,184	$39,665	$424,650	$379,789
Total of all 2002 asset sales			277	$ —	$ 80,100	$ 78,454
Total of all 2001 asset sales			2,551	$ 8,145	$241,130	$230,400

In addition, as of December 31, 2003, the Company had one community that qualified as held for sale under the provisions of SFAS No. 144. As required under SFAS No. 144, the operations for any communities sold from January 1, 2002 through December 31, 2003 and communities held for sale as of December 31, 2003 have been presented as discontinued operations in the accompanying Consolidated Financial Statements.

Accordingly, certain reclassifications have been made in prior years to reflect discontinued operations consistent with current year presentation. The following is a summary of income from discontinued operations for the years presented:

	FOR THE YEAR ENDED	(UNAUDITED)	
	12-31-03	12-31-02	12-31-01
Rental income	$23,843	$50,554	$53,642
Operating and other expenses	(9,942)	(17,601)	(17,648)
Interest expense, net	(1,106)	(1,716)	(2,033)
Minority interest expense	(389)	(799)	(758)
Depreciation expense	(2,342)	(9,538)	(10,204)
Income from discontinued operations	$10,064	$20,900	$22,999

The Company's Consolidated Balance Sheets include other assets (excluding net real estate) of $684 and $1,949, mortgage notes payable of $0 and $39,665 and other liabilities of $546 and $5,913 as of December 31, 2003 and 2002, respectively, relating to real estate assets sold or held for sale. The estimated proceeds less anticipated costs to sell the real estate assets held

(Dollars in thousands, except per share data)

for sale as of December 31, 2003 are greater than the carrying values as of December 31, 2003, and therefore no provisions for possible losses were recorded.

The Company sold a land parcel in 2003, which was originally owned by the Company in connection with a development right in Oakland, California, for which net proceeds of approximately $6,600 were received upon sale.

NOTE 8.

COMMITMENTS AND CONTINGENCIES

Employment Agreements and Arrangements As of December 31, 2003, the Company had employment agreements with five executive officers. The employment agreements provide for severance payments and generally provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current term of these agreements ends on dates that vary between December 2004 and November 2006. The employment agreements provide for one-year automatic renewals (two years in the case of the Chief Executive Officer ("CEO")) after the initial term unless an advance notice of non-renewal is provided by either party. Upon a notice of non-renewal by the Company, each of the officers may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by, the Compensation Committee of the Board of Directors.

During the fourth quarter of 1999, the Company adopted an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated (other than for cause) within two years of a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the sum of such officer's base salary and cash bonus, as well as accelerated vesting of stock options and restricted stock.

Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Lease Obligations The Company owns six apartment communities which are located on land subject to land leases expiring between July 2029 and March 2142. In addition, the Company leases certain office space. These leases are accounted for as operating leases in accordance with SFAS No. 13, "Accounting for Leases."

The following table details the future minimum lease payments under the Company's current operating leases:

PAYMENTS DUE BY PERIOD					
2004	2005	2006	2007	2008	THEREAFTER
$4,239	$4,208	$4,207	$4,251	$4,242	$398,906

NOTE 9.

SEGMENT REPORTING

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/Redevelopment Communities. Annually as of January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification throughout the year for the purpose of reporting segment operations.

- ESTABLISHED COMMUNITIES (also known as Same Store Communities) are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year. For the year ended December 31, 2003, the Established Communities are communities that had stabilized occupancy and operating expenses as of January 1, 2002, are not conducting or planning to conduct substantial redevelopment activities and are not held for sale or planned for disposition within the current year. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- OTHER STABILIZED COMMUNITIES includes all other completed communities that have stabilized occupancy, as defined above. Other Stabilized Communities do not include communities that are conducting or planning to conduct substantial redevelopment activities within the current year.
- DEVELOPMENT/REDEVELOPMENT COMMUNITIES consists of communities that are under construction and have not received a final certificate of occupancy, communities where substantial redevelopment is in progress or is planned to begin during the current year and communities under lease-up, that had not reached stabilized occupancy, as defined above, as of January 1, 2003.

In addition, the Company owns land held for future development and has other corporate assets that are not allocated to an operating segment.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing such segments' performance. The Company's chief operating decision maker is comprised of several members of its executive management team who use Net Operating Income ("NOI") as the primary financial measure for Established and Other Stabilized Communities. NOI is defined by the Company as total revenue less direct property operating expenses, including property taxes, and excludes corporate-level property management and other indirect operating expenses, interest income and expense, general and administrative expense, equity in income of unconsolidated entities, minority interest in consolidated partnerships, venture partner interest in profit-sharing, depreciation expense, impairment loss, gain on sale of communities and income from discontinued operations. Although the Company considers NOI a useful measure of a community's or communities' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP.

The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as lease-up pace and rent levels compared to budget.

The following table provides details of the Company's segment information as of the dates specified. The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in Note 1, "Organization and Significant Accounting Policies."

(Dollars in thousands, except per share data)

	TOTAL REVENUE	NOI[1]	% NOI CHANGE FROM PRIOR YEAR	GROSS REAL ESTATE[2]
For the year ended December 31, 2003				
Established				
Northeast	$151,902	$100,016	(8.9%)	$ 885,966
Mid-Atlantic	69,343	48,719	(4.2%)	388,674
Midwest	16,141	8,553	(16.7%)	140,631
Pacific Northwest	27,342	16,817	(11.4%)	297,653
Northern California	139,698	99,425	(10.5%)	1,344,010
Southern California	45,704	31,691	(1.0%)	325,541
Total Established	450,130	305,221	(8.3%)	3,382,475
Other Stabilized	81,962	54,889	n/a	750,822
Development / Redevelopment	76,362	44,142	n/a	1,144,413
Land Held for Future Development	n/a	n/a	n/a	81,358
Non-allocated[3]	1,197	1,197	n/a	20,418
Total	$609,651	$405,449	(0.4%)	$5,379,486
For the year ended December 31, 2002				
Established				
Northeast	$142,333	$ 98,516	(7.8%)	$ 784,877
Mid-Atlantic	70,489	50,862	(2.9%)	387,590
Midwest	17,082	10,269	(8.2%)	140,248
Pacific Northwest	10,567	6,551	(12.7%)	96,738
Northern California	150,422	110,334	(17.5%)	1,340,846
Southern California	42,386	30,399	2.6%	303,464
Total Established	433,279	306,931	(10.1%)	3,053,763
Other Stabilized	78,137	53,291	n/a	772,713
Development / Redevelopment	75,796	44,428	n/a	1,102,210
Land Held for Future Development	n/a	n/a	n/a	78,688
Non-allocated[3]	2,318	2,318	n/a	21,790
Total	$589,530	$406,968	(3.8%)	$5,029,164
For the year ended December 31, 2001				
Established				
Northeast	$112,808	$ 81,364	7.8%	$ 570,551
Mid-Atlantic	74,225	54,887	8.2%	402,683
Midwest	7,847	5,391	(2.2%)	60,299
Pacific Northwest	6,705	4,945	2.4%	60,426
Northern California	156,458	121,410	6.5%	1,216,489
Southern California	33,423	23,734	8.6%	236,239
Total Established	391,466	291,731	7.1%	2,546,687
Other Stabilized	131,382	92,451	n/a	877,417
Development / Redevelopment	58,862	37,193	n/a	973,934
Land Held for Future Development	n/a	n/a	n/a	66,608
Non-allocated[3]	1,486	1,486	n/a	20,652
Total	$583,196	$422,861	12.0%	$4,485,298

(1) Does not include corporate-level property management and other indirect operating expenses of $31,167, $30,551 and $31,805 for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Does not include gross real estate from assets held for sale of $52,271, $340,290 and $352,571 as of December 31, 2003, 2002 and 2001, respectively.

(3) Revenue and NOI amounts represent third-party management, accounting and developer fees which are not allocated to a reportable segment.

Segment information for the years ending December 31, 2003, 2002 and 2001 has been adjusted for the communities that were designated as held for sale as of December 31, 2003 or sold from January 1, 2002 through December 31, 2003 as described in Note 7, "Discontinued Operations—Real Estate Assets Sold or Held for Sale."

NOTE 10.

STOCK-BASED COMPENSATION PLANS

The Company has a stock incentive plan (the "1994 Plan"), which was amended and restated on March 31, 2001. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code ("ISOs"), (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted common stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of common stock and (vi) dividend equivalent rights.

Shares of common stock of 2,358,393, 2,084,207 and 2,126,335 were available for future option or restricted stock grant awards under the 1994 Plan as of December 31, 2003, 2002 and 2001, respectively. On each January 1, the maximum number available for issuance under the 1994 Plan is increased by between 0.48% and 1.00% of the total number of shares of common stock and DownREIT units actually outstanding on such date. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. Options and restricted stock granted under the 1994 Plan vest and expire over varying periods, as determined by the Compensation Committee of the Board of Directors.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of common stock were issuable, plus any shares of common stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of common stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's common stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of common stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2003, 2002 or 2001.

(Dollars in thousands, except per share data)

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 PLAN SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	AVALON 1995 AND AVALON 1993 PLAN SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Options outstanding, December 31, 2000	2,425,957	$32.96	1,484,345	$35.94
Exercised	(367,652)	33.05	(487,312)	35.79
Granted	946,612	45.90	—	—
Forfeited	(111,639)	40.34	(4,836)	36.61
Options outstanding, December 31, 2001	2,893,278	$36.91	992,197	$36.03
Exercised	(281,206)	31.65	(350,157)	37.39
Granted	719,198	45.63	—	—
Forfeited	(165,263)	42.72	(1,534)	39.86
Options outstanding, December 31, 2002	3,166,007	$39.05	640,506	$35.27
Exercised	(454,843)	32.36	(165,264)	29.39
Granted	425,101	37.14	—	—
Forfeited	(157,000)	43.45	(1,280)	34.07
Options outstanding, December 31, 2003	2,979,265	$39.57	473,962	$37.32
Options exercisable:				
December 31, 2001	1,537,194	$33.58	976,830	$35.99
December 31, 2002	2,003,395	$35.95	640,506	$35.27
December 31, 2003	2,069,704	$38.51	473,962	$37.32

For options outstanding at December 31, 2003 under the 1994 Plan, 84,600 options had exercise prices ranging between $18.37 and $29.99 and a weighted average contractual life of 1.8 years, 1,481,427 options had exercise prices ranging between $30.00 and $39.99 and a weighted average contractual life of 6.0 years, and 1,413,238 options had exercise prices ranging between $40.00 and $49.90 and a weighted average contractual life of 7.6 years. Options outstanding at December 31, 2003 for the Avalon 1993 and Avalon 1995 Plans had exercise prices ranging from $27.33 to $39.70 and a weighted average contractual life of 3.8 years.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The effect on net income available to common stockholders and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each year based on the fair market value as determined on the date of grant is reflected in Note 1, "Organization and Significant Accounting Policies."

The weighted average fair value of the options granted during 2003 is estimated at $1.94 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 7.56%, volatility of 18.68%, risk-free interest rates of 3.31% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2002 is estimated at $4.52 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 6.15%, volatility of 18.90%, risk-free interest rates of 4.81% and an expected life of approximately 7 years. The weighted average fair value of the options granted during 2001 is estimated at $4.83 per share on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 5.58%, volatility of 16.47%, risk-free interest rates of 5.07% and an expected life of approximately 7 years. The cost related to stock-based employee compensation for employee stock options included in the determination of net income is based on actual forfeitures for the given year.

In October 1996, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan (as amended, the "ESPP"). Initially 1,000,000 shares of common stock were reserved for issuance under this plan. There are currently 687,949 shares remaining available for issuance under the plan. Full-time employees of the Company generally are eligible to participate in the ESPP if, as of the last day of the applicable election period, they have been employed by the Company for at least one month. All other employees of the Company are eligible to participate provided that as of the applicable election period they have been employed by the Company for twelve months. Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions, subject to maximum purchase limitations. The purchase period is a period of seven months beginning each May 1 and ending each November 30. The purchase price for common stock purchased under the plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. The offering dates, purchase dates and duration of purchase periods may be changed by the Board of Directors, if the change is announced prior to the beginning of the affected date or purchase period. The Company issued 14,393 shares, 29,345 shares and 14,917 shares under the ESPP for 2003, 2002 and 2001, respectively.

NOTE 11.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flows. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate carrying value of approximately $2,286,000 and $2,442,000 had an estimated aggregate fair value of $2,556,000 and $2,639,000 at December 31, 2003 and 2002, respectively.

NOTE 12.

RELATED PARTY ARRANGEMENTS

Purchase of Mortgage Loan The Company's Chairman and CEO is a partner of an entity that is the general partner of Arbor Commons Associates Limited Partnership ("Arbor Commons Associates"). Arbor Commons Associates owns Avalon Arbor, a 302 apartment home community in Shrewsbury, Massachusetts. Concurrently with its initial public offering in November 1993, Avalon Properties, Inc. ("Avalon"), a predecessor entity, purchased an existing participating mortgage loan made to Arbor Commons Associates that was originated by CIGNA Investments, Inc. The mortgage loan is secured by Arbor Commons Associates' interest in Avalon Arbor. This loan accrues interest at a fixed rate of 10.2% per annum, payable at 9.0% per annum. The balance of the note receivable at both December 31, 2003 and December 31, 2002 was $21,483. The balance of accrued interest on the note receivable as of December 31, 2003 and December 31, 2002, respectively, was $5,834 and

(Dollars in thousands, except per share data)

$4,965, and is included in other assets on the accompanying Consolidated Balance Sheets. Related interest income of $3,168, $3,091 and $3,081 was recorded for the years ended December 31, 2003, 2002 and 2001, respectively. Under the terms of the loan, the Company (as successor to Avalon) receives (as contingent interest) 50% of the cash flow after the 10.2% accrual rate is paid and 50% of the residual profits upon the sale of the community.

Unconsolidated Entities The Company manages several unconsolidated real estate joint venture entities for which it receives management fee revenue. From these entities the Company received management fee revenue of $851, $1,019 and $1,011 in the years ended December 31, 2003, 2002 and 2001 respectively.

Indebtedness of Management The Company had a recourse loan program under which the Company lent amounts to or on behalf of employees ("Stock Loans") equivalent to the estimated employees' tax withholding liabilities related to the vesting of restricted stock under the 1994 Plan. In accordance with the Sarbanes-Oxley Act of 2002, no loans to senior officers were renewed after January 1, 2003 and all were repaid in full by March 31, 2003. The Company has phased out the Stock Loan program for all other participants, with all loans to be repaid by March 1, 2004. The principal balance outstanding under the Stock Loans was $104 and $1,133 as of December 31, 2003 and 2002, respectively. Each Stock Loan was made for a one-year term, is a full personal recourse obligation of the borrower and is secured by a pledge to the Company of the stock that vested and gave rise to the tax withholding liability for which the loan was made. In addition, dividends on the pledged stock are automatically remitted to the Company and applied toward repayment of the Stock Loan.

Consulting Agreement with Mr. Meyer In March 2000, the Company and Gilbert M. Meyer announced that Mr. Meyer would retire as Executive Chairman of the Company in May 2000. Although Mr. Meyer ceased his day-to-day involvement with the Company as an executive officer, he continues to serve as a director. In addition, pursuant to a consulting agreement which terminated in May 2003, Mr. Meyer agreed to serve as a consultant to the Company for three years following his retirement for an annual fee of $1,395. In such capacity he responded to requests for assistance or information concerning business matters with which he became familiar while employed and he provided business advice and counsel to the Company with respect to business strategies and acquisitions, dispositions, development and redevelopment of multifamily rental properties.

Director Compensation The Company's 1994 Plan provides that directors of the Company who are also employees receive no additional compensation for their services as a director. In accordance with the Company's 1994 Plan, as then in effect, on the fifth business day following each of the Company's May 2003 and May 2002 Annual Meetings of Stockholders, each of the Company's non-employee directors automatically received options to purchase 7,000 shares of common stock at the last reported sale price of the common stock on the New York Stock Exchange ("NYSE") on such date, and a restricted stock grant (or, in lieu thereof, a deferred stock award) of 2,500 shares of common stock. The Company recorded compensation expense relating to the restricted stock grants, deferred stock awards and stock options in the amount of $824, $743 and $624 in the years ended December 31, 2003, 2002 and 2001, respectively. Deferred compensation relating to these restricted stock grants, deferred stock awards and stock options was $722 and $757 on December 31, 2003 and 2002, respectively. On May 14, 2003, the Company's Board of Directors approved an amendment to the 1994 Plan pursuant to which, in lieu of the stock and option awards described above, each non-employee director would receive, following the 2004 Annual Meeting of Stockholders and each annual meeting thereafter, (i) a number of shares of restricted stock (or deferred stock awards) having a value of $100 based on the last reported sale price of the common stock on the NYSE on the fifth business day following the prior year's annual meeting and (ii) $30 cash, payable in quarterly installments of $7.5. A non-employee director may elect to receive all or a portion of such cash payment in the form of a deferred stock award.

Investment in Realeum, Inc. As an employee incentive and retention mechanism, the Company arranged for officers of the Company to hold direct or indirect economic interests in Realeum, Inc. Realeum, Inc. is a company involved in the development and deployment of a property management and leasing automation system in which the Company invested $2,300 in January 2002. The Company currently utilizes this property management and leasing automation system and has paid $471, $480 and $80 to Realeum, Inc. under the terms of its licensing arrangements during the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 13.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following summary represents the quarterly results of operations for the years ended December 31, 2003 and 2002:

	FOR THE THREE MONTHS ENDED			
	3-31-03	6-30-03	9-30-03	12-31-03
Total revenue	$149,681	$151,033	$153,148	$155,790
Net income available to common stockholders	$33,700	$73,762	$55,212	$98,108
Net income per common share—basic	$0.50	$1.10	$0.80	$1.39
Net income per common share—diluted	$0.49	$1.07	$0.79	$1.36

	FOR THE THREE MONTHS ENDED			
	3-31-02	6-30-02	9-30-02	12-31-02
Total revenue	$145,886	$146,392	$147,924	$149,329
Net income available to common stockholders	$35,690	$32,315	$24,685	$63,033
Net income per common share—basic	$0.52	$0.47	$0.36	$0.92
Net income per common share—diluted	$0.51	$0.46	$0.35	$0.91

NOTE 14.

SUBSEQUENT EVENTS

In January 2004, Arbor Commons Associates was unable to make its mortgage note payment, resulting in a default on the note receivable held by the Company as discussed in Note 12, "Related Party Arrangements." In February 2004, Arbor Commons Associates remedied this default by paying the outstanding payment. The Company believes that the carrying amount of its note receivable from Arbor Commons Associates is fully recoverable.

In February 2004, the Company repaid $125,000 of previously issued unsecured notes, along with any unpaid interest, pursuant to their scheduled maturity. Also in February 2004, the Company repaid $11,381 in fixed rate mortgage debt secured by a current community, along with any unpaid interest, prior to its scheduled maturity of August 2004. No prepayment penalties were incurred.

In February 2004, the Company entered into a joint venture agreement with an unrelated third-party for the development of Avalon Chrystie Place I, located in New York, NY. Avalon Chrystie Place I, when completed, is expected to contain 361 apartment homes for a total capital cost of approximately $149,900. The construction of this community will be partially funded through the issuance of $117,000 in variable rate, tax-exempt debt, $58,500 of which closed in February 2004, with the remainder expected to close in the fourth quarter of 2004. The Company holds a 20% equity interest in this joint venture entity.

Also in February 2004, the Company had credit enhancements, including Hedged Derivatives in the form of interest rate swaps, on approximately $87,380 of its variable rate, tax-exempt debt that expired according to the original terms and that have not been extended. However, the Company has replaced the credit enhancements on this debt, including Hedged Derivatives in the form of interest rate caps ranging from 6.7% to 9.0%. The underlying debt has a weighted average variable interest rate (exclusive of credit enhancement fees, facility fees, trustees' fees, etc.) of 0.9% as of February 27, 2004, which has been capped at a weighted average interest rate of 7.6% through Hedged Derivatives. The credit enhancements, including the Hedged Derivatives, mature in 2014.

As of February 27, 2004, one community previously held for operating purposes was classified as held for sale under SFAS No. 144. This community has a net real estate carrying value of $29,973 and debt of $18,755 as of December 31, 2003. The Company is actively pursuing the disposition of the community and expects to close during the second quarter of 2004.

To the Board of Directors and Stockholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AvalonBay Communities, Inc. at December 31, 2003 and 2002, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003, the Company applied the guidance of Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." In addition, as discussed in Note 1 to the consolidated financial statements, in 2002 the Company adopted Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and as discussed in Note 5 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst + Young LLP

McLean, Virginia
January 23, 2004, except for Note 14, as to which
the date is February 27, 2004

Our common stock is traded on the New York Stock Exchange (NYSE) and the Pacific Exchange (PCX) under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock on the NYSE for the years 2003 and 2002, as reported by the NYSE. On February 27, 2004 there were 745 holders of record of an aggregate of 71,145,602 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

	2003			2002		
	SALES PRICE		DIVIDENDS	SALES PRICE		DIVIDENDS
	HIGH	LOW	DECLARED	HIGH	LOW	DECLARED
Quarter ended March 31	$40.31	$35.24	$0.70	$50.66	$44.44	$0.70
Quarter ended June 30	$44.45	$37.08	$0.70	$52.65	$45.66	$0.70
Quarter ended September 30	$48.00	$42.38	$0.70	$46.15	$40.48	$0.70
Quarter ended December 31	$49.71	$44.67	$0.70	$41.83	$36.72	$0.70

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time.

During the three months ended December 31, 2003, we issued 145,700 shares of common stock in exchange for 145,700 units of limited partnership held by certain limited partners of Avalon DownREIT V, L.P., Avalon Upper Falls, L.P. and Bay Pacific Northwest, L.P. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933. We are relying on the exemption based on factual representations received from the limited partners who received these shares.

Funds from Operations (FFO)

FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). For further discussion of FFO see "Selected Financial Data" and the section titled "Funds from Operations" within "Managements Discussion and Analysis of Financial Condition and Results of Operations" contained herein. A reconciliation of FFO to Net Income is included below.

	FOR THE YEAR ENDED								
(dollars in thousands)	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97	12-31-96	12-31-95
Net income	**$271,525**	$173,618	$248,997	$210,604	$172,276	$123,535	$64,916	$51,651	$30,937
Dividends attributable to preferred stock	**(10,744)**	(17,896)	(40,035)	(39,779)	(39,779)	(28,132)	(19,656)	(10,422)	—
Depreciation—real estate assets, including discontinued operations	**150,706**	141,659	126,984	119,416	107,928	75,614	27,360	18,566	14,468
Joint venture adjustments, including the gain on sale of a community	**(22,428)**	1,321	1,102	792	751	725	399	321	316
Minority interest expense, including discontinued operations	**1,263**	1,601	1,559	1,759	1,975	1,770	—	—	—
Gain on sale of communities	**(160,990)**	(48,893)	(62,852)	(40,779)	(47,093)	(25,270)	(677)	(7,850)	—
Funds from Operations attributable to common stockholders	**$229,332**	$251,410	$275,755	$252,013	$196,058	$148,242	$72,342	$52,266	$45,721
Weighted average common shares outstanding—diluted	**70,203,467**	70,674,211	69,781,719	68,140,998	66,110,664	51,771,247	28,431,823	23,691,447	21,828,020
EPS—diluted	**$ 3.73**	$ 2.23	$ 3.02	$ 2.53	$ 2.03	$ 1.88	$ 1.59	$ 1.74	$ 1.42
FFO per common share—diluted	**$ 3.27**	$ 3.55	$ 3.95	$ 3.70	$ 2.97	$ 2.86	$ 2.54	$ 2.21	$ 2.09

Economic Gain

A definition of Economic Gain is provided in the "Notes and Glossary" on page 16 of this report. The Economic Gain for each of the communities presented is estimated based on their respective final settlement statements. A reconciliation of Economic Gain to gain on sale in accordance with GAAP is included below.

	FOR THE YEAR ENDED					
(dollars in thousands)	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98
GAAP gain(1)	**$183,204**	$48,893	$62,852	$40,779	$47,093	$25,270
Accumulated depreciation and other	**(52,613)**	(7,462)	(21,623)	(6,262)	(27,150)	(23,438)
Economic gain	**$130,591**	$41,431	$41,229	$34,517	$19,943	$ 1,832

(1) 2003 GAAP gain includes $23,448 related to the sale of a community in which the Company held a 50% membership interest and excludes $1,234 related to the sale of a land parcel.

AvalonBay Corporate Information

Board of Directors

Bryce Blair[4]
Chairman of the Board,
CEO and President
AvalonBay Communities, Inc.

Bruce A. Choate[2,4]
CEO and President
Watson Land Company

John J. Healy, Jr.[3,4]
Founder and CEO
Hyde Street Holdings, Inc.

Gilbert M. Meyer[4]
Founder and President
Greenbriar Homes Communities, Inc.

Charles D. Peebler, Jr.[3,4]
Managing Director
Plum Capital, LLC

Lance R. Primis[1,5]
Managing Partner
Lance R. Primis and Partners, LLC

Allan D. Schuster[2,4,5]
Private Investor

Amy P. Williams[2,3]
Vice President, Finance and Planning
Allstate Insurance Company

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance Committee

Officers

Bryce Blair
Chairman of the Board,
CEO and President

Timothy J. Naughton
Chief Operating Officer

Thomas J. Sargeant
Chief Financial Officer and Treasurer

Samuel B. Fuller
Executive Vice President
Development and Construction

Leo S. Horey
Executive Vice President
Property Operations

Charlene Rothkopf
Executive Vice President
Human Resources

David W. Bellman
Senior Vice President
Construction–Mid/High-Rise

Jonathan B. Cox
Senior Vice President
Development–Mid-Atlantic, Mid-West

Lili F. Dunn
Senior Vice President
Investments

Frederick S. Harris
Senior Vice President
Development–NY

Joanne M. Lockridge
Senior Vice President
Finance and Assistant Treasurer

William M. McLaughlin
Senior Vice President
Development–MA, RI, NJ

J. Richard Morris
Senior Vice President
Construction–Garden/Townhome

Edward M. Schulman
Senior Vice President
General Counsel and Secretary

Stephen W. Wilson
Senior Vice President
Development–Northern CA, Pacific NW

Miguel A. Azua
Vice President
Controller

Shannon E. Brennan
Vice President
Property Operations–Mid-Atlantic and Customer Service

Sean J. Breslin
Vice President
Investments–West Coast

Alfred Brockunier III
Vice President
Construction–Mid/High-Rise

Darren R. Carrington
Vice President
Investments–East Coast, Mid-West

Deborah A. Coombs
Vice President
Property Operations–Southern CA, Pacific NW

Scott W. Dale
Vice President
Development–MA

Mark J. Forlenza
Vice President
Development–CT

Dirk V. Herrman
Vice President
Chief Marketing Officer

Ronald S. Ladell
Vice President
Development–NJ

Lyn C. Lansdale
Vice President
Strategic Business Services

Janice A. Miner
Vice President
Property Operations–MA, RI, CT, NY

Kevin P. O'Shea
Vice President
Finance

Christopher L. Payne
Vice President
Development–Southern CA

Lawrence A. Scott
Vice President
Development–Southern CA

Sean P. Sullivan
Vice President
Property Operations–NJ, Metro NYC

John E. Townsend
Vice President
Construction–CA Garden/Townhome

Bernard J. Ward
Vice President
Property Operations–Northern CA

Matthew B. Whalen
Vice President
Development–Long Island

James R. Willden
Vice President
Engineering

AvalonBay Corporate Information (continued)

Offices

Headquarters

Washington, DC
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

Regional Offices

Boston, MA
1250 Hancock Street
Suite 804N
Quincy, MA 02169
Phone: (617) 472-9491
Fax: (617) 472-5553

Chicago, IL
P.O. Box 5303
Wheaton, IL 60189-5303
Phone: (630) 653-7470
Fax: (630) 653-7504

Long Island, NY
135 Pinelawn Road
Suite 130 South
Melville, NY 11747
Phone: (631) 843-0736
Fax: (631) 843-0737

New Canaan, CT
220 Elm Street
Suite 200
New Canaan, CT 06840
Phone: (203) 801-3302
Fax: (203) 801-3310

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 955-6235

New York, NY
535 Fifth Avenue
17th Floor
New York, NY 10017
Phone: (212) 370-9269
Fax: (212) 370-1511

San Francisco, CA
400 Race Street
Suite 200
San Jose, CA 95126
Phone: (408) 983-1500
Fax: (408) 287-9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9101

Investor Relations

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
(703) 329-6300 ext. 4632
ir@avalonbay.com

Website

www.avalonbay.com

Transfer Agent

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28288
(800) 829-8432

Independent Auditors

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
(703) 747-1000

Form 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

Stock Listings

NYSE–AVB
PCX–AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" included in this report for a discussion regarding risks associated with these statements. Non-GAAP financial measures and other terms as used in this report are defined in the "Notes and Glossary" on page 16. Reconciliations of non-GAAP financial measures are located in "Reconciliations of Non-GAAP Financial Measures" on page 64.

AvalonBay
COMMUNITIES, INC.

2900 Eisenhower Avenue Suite 300 Alexandria VA 22314 www.avalonbay.com